Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER dated as of April 6, 2018, among NOVARTIS AG, NOVARTIS AM MERGER CORPORATION and AVEXIS, INC.

TABLE OF CONTENTS

Page

ARTICLE I

 The Offer

SECTION 1.01.	The Offer	2
SECTION 1.02.	Company Actions	4

ARTICLE II

 The Merger

ARTICLE III

 Representations and Warranties of the Company

i

Page

SECTION 3.18.	Intellectual Property	27
SECTION 3.19.	Insurance	29
SECTION 3.20.	Brokers and Other Advisors	29
SECTION 3.21.	Opinions of Financial Advisors	30

ARTICLE IV

 Representations and Warranties of Parent and Merger Sub

ARTICLE V

 Covenants Relating to Conduct of Business

SECTION 5.01.	Conduct of Business of the Company	32
SECTION 5.02.	No Frustration of Conditions	36
SECTION 5.03.	No Solicitation	36
SECTION 5.04.	Communications and Interactions with Regulatory Authorities	40

ARTICLE VI

 Additional Agreements

Page

SECTION 6.14.	Merger Sub and Surviving Corporation Compliance	52

ARTICLE VII

 Conditions Precedent to the Merger

SECTION 7.01.	Conditions to Each Party’s Obligation	53
SECTION 7.02.	Frustration of Closing Conditions	53

ARTICLE VIII

 Termination, Amendment and Waiver

SECTION 8.01.	Termination	53
SECTION 8.02.	Effect of Termination	55
SECTION 8.03.	Amendment; Extension; Waiver	55
SECTION 8.04.	Procedure for Termination, Amendment, Extension or Waiver	56

ARTICLE IX

 General Provisions

Exhibits:
Exhibit A	Conditions to the Offer
Exhibit B	Certificate of Incorporation of the Surviving Corporation

INDEX OF DEFINED TERMS

Location of
Defined Term	Definition

Acceptable Confidentiality Agreement	5.03(h)
Acceptance Time	1.01(a)
Additional Per Share Consideration	9.03
Adverse Recommendation Change	5.03(e)
affiliate	9.03
Agreement	Preamble
Appraisal Shares	2.07(d)
Authorizations	3.15
Book-Entry Shares	9.03
Burdensome Condition	6.03(a)
business day	9.03
Certificate of Merger	2.03.
Certificates	2.08(b)
Change‑of‑Control Payment	3.13(a)(v)
Code	1.01(d)
Company	Preamble
Company Balance Sheet	3.06(d)
Company Benefit Plan	3.11(h)(i)
Company Board	3.04(b)
Company Board Recommendation	3.04(b)
Company By-laws	3.01.
Company Charter	3.01.
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company Foreign Benefit Plan	3.11(a)
Company Intellectual Property	3.18(a)
Company Material Adverse Effect	9.03
Company Performance Stock Unit	6.04(d)(i)
Company Preferred Stock	3.02(a)
Company Registered Intellectual Property	3.18(b)
Company Restricted Stock Unit	6.04(d)(ii)
Company SEC Documents	3.06(a)
Company Stock Option	6.04(d)(iii)
Company Stock Plans	6.04(d)(iv)
Company Subsidiaries	3.01
Company Takeover Proposal	5.03(h)
Company Termination Fee	6.08(b)(iii)
Company Warrants	6.06
Confidentiality Agreement	6.02.
Consent	3.05(b)
Continuation Period	6.05(a)
Continuing Company Employee	6.05(a)

Location of
Defined Term	Definition

Continuing Directors	8.03(a)
Contract	3.05(a)
control	9.03
DGCL	Recitals
Direct Registration System	9.03
DOJ	6.03(b)
Drug Laws	9.03
Effective Time	2.03.
EMA	3.16(a)
Environmental Law	3.17(b)
ERISA	3.11(b)
ERISA Affiliate	3.11(h)(ii)
Exchange Act	1.01(a)
Exchange Fund	2.08(a)
Existing D&O Policies	6.07(c)
Extended Outside Date	8.01(b)(i)
Extension Fee	9.03
FDA	9.03
Filed Company SEC Documents	Article III
Foreign Merger Control Laws	3.05(b)
FTC	6.03(b)
GAAP	3.06(c)
Good Clinical Practice Requirements	9.03
Good Laboratory Practice Requirements	9.03
Good Manufacturing Practice Requirements	9.03
Governmental Entity	3.05(b)
Hazardous Substance	3.17(c)
Health Care Submissions	3.16(a)
HIPAA	9.03
HSR Act	3.05(b)
Indemnified Party	6.07(a)
Information Privacy and Security Laws	9.03
Initial Outside Date	8.01(b)(i)
Intellectual Property	3.18(j)
Intervening Event	5.03(h)
Judgment	3.05(a)
knowledge	9.03
Law	3.05(a)
Legal Restraints	7.01(a)
Liens	3.03(a)
Measurement Date	3.02(a)
Merger	Recitals
Merger Closing	2.02.
Merger Closing Date	2.02.
Merger Consideration	2.07(c)
Merger Sub	Preamble
v

Location of
Defined Term	Definition

Minimum Tender Condition	9.11.
Non-Minimum Tender Offer Conditions	9.03
Offer	Recitals
Offer Conditions	1.01(a)
Offer Documents	1.01(b)
Offer Price	Recitals
Outside Date	8.01(b)(i)
Parent	Preamble
Parent Disclosure Letter	Article IV
Parent Material Adverse Effect	9.03
Parent Termination Fee	6.08(c)(ii)
Paying Agent	2.08(a)
Payment	6.08(e)
Payor	6.08(e)
Permitted Liens	3.12.
Person	9.03
Personal Information	3.18(g)
PMDA	3.16(a)
Proceeding	3.14.
Product Candidate	9.03
Qualifying Company Takeover Proposal	5.03(c)
Recipient	6.08(e)
Released	3.17(a)
Representatives	5.03(a)
Schedule 14D‑9	1.02(b)
SEC	1.01(a)
Section 262	2.07(d)
Securities Act	3.06(b)
Specified Contract	3.13(a)(xv)
subsidiary	9.03
Superior Company Proposal	5.03(h)
Surviving Corporation	2.01.
Surviving Corporation Plans	6.05(a)
Tax Return	3.09(e)(i)
Taxes	3.09(e)(ii)
Termination Condition	9.11(v)
this Agreement	9.04.
Transactions	1.02(a)
Transfer Taxes	6.10
Voting Company Debt	3.02(c)
WARN Act	3.10(b)

AGREEMENT AND PLAN OF MERGER dated as of April 6, 2018 (this “Agreement”), among Novartis AG, a company organized under the laws of Switzerland (“Parent”), Novartis AM Merger Corporation, a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Parent, and AveXis, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of Merger Sub has approved and declared advisable the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of Parent has approved the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition, Parent will cause Merger Sub to make a tender offer (as it may be amended from time to time in accordance with the terms of this Agreement, the “Offer”) to purchase all the outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”), at a price per share of Company Common Stock of $218 plus, if applicable, the Additional Per Share Consideration (such amount or, if the Offer is amended in accordance with the terms of this Agreement and a different amount per share is paid pursuant to the Offer, such different amount, the “Offer Price”), net to the seller in cash, without interest, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Company has been advised that all of its directors and executive officers who beneficially own shares of Company Common Stock intend to tender all such shares pursuant to the Offer;

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved the merger (the “Merger”) of Merger Sub with and into the Company, with the Company surviving the Merger, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Parent, Merger Sub and the Company acknowledge and agree that the Merger shall be effected under Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and shall be effected as soon as practicable following the consummation of the Offer;

WHEREAS, the Board of Directors of the Company has (i) approved and declared advisable this Agreement, the Offer, the Merger and the other Transactions, (ii) determined that the Offer, the Merger and the other Transactions are fair to and in the best interests of the Company and its stockholders and (iii) recommended that the holders of Company Common Stock accept the Offer and tender their shares of Company Common Stock pursuant to the Offer; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the Offer and the Merger.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

 The Offer

SECTION 1.01.  The Offer.  (a)  Subject to the terms and conditions of this Agreement, as promptly as practicable (but in no event later than seven business days after the date of this Agreement), Merger Sub shall, and Parent shall cause Merger Sub to, commence the Offer within the meaning of the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”).  The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and pay for, any shares of Company Common Stock tendered pursuant to the Offer shall be subject only to the satisfaction or waiver of the conditions set forth in Exhibit A (the “Offer Conditions”).  The initial expiration date of the Offer shall be 12:00 midnight, New York City time, on the 20th business day (determined using Rule 14d-1(g)(3) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) following the commencement (within the meaning of Rule 14d-2 of the Exchange Act) of the Offer.  Merger Sub expressly reserves the right to waive any Offer Condition or modify the terms of the Offer in any manner not inconsistent with this Agreement, except that, without the consent of the Company, Merger Sub shall not, and Parent shall not permit Merger Sub to, (i) reduce the number of shares of Company Common Stock subject to the Offer, (ii) reduce the Offer Price, (iii) change the form of consideration payable in the Offer, (iv) waive, amend or modify the Minimum Tender Condition or the Termination Condition, (v) impose conditions or requirements to the Offer other than the Offer Conditions or amend, modify or supplement any Offer Condition in any manner adverse to the holders of Company Common Stock, (vi) except as otherwise provided in this Section 1.01(a), terminate, or extend or otherwise amend or modify the expiration date of, the Offer, (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of Company Common Stock or (viii) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act.  Notwithstanding the foregoing, Merger Sub shall, and Parent shall cause Merger Sub to, (A) extend the Offer for one or more consecutive increments of not more than five business days each (or for such longer period as may be agreed by the Company), if at the scheduled expiration date of the Offer any of the Offer Conditions (other than the Minimum Tender Condition) shall not have been satisfied or waived, until such time as such conditions shall have been satisfied or waived and (B) extend the Offer for the minimum period required by any rule, regulation or interpretation or position of the SEC or the staff thereof applicable to the Offer; provided that Merger Sub shall not be required to extend the Offer beyond the Outside Date.  In addition, if at the otherwise scheduled expiration date of the Offer each Offer Condition (other than the Minimum Tender Condition) shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, Merger Sub shall have the right to (and, if requested by the Company, Merger Sub shall, and Parent shall cause Merger Sub to) extend the Offer for one or more consecutive increments of not more than five business days each (or for such longer period as may be agreed by the Company); provided that Merger Sub shall not be required to extend the Offer beyond the Outside Date.  On the terms and subject only to the conditions of the Offer and this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept for payment, and pay for, all shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer that Merger Sub becomes obligated to purchase pursuant to the Offer as soon as practicable after the expiration of the Offer and, in any event, no more than three business days after the Acceptance Time.  The time at which Merger Sub first accepts for payment the shares of Company Common Stock tendered in the Offer is referred to as the “Acceptance Time”.  The Offer may not be terminated prior to its expiration date (as such expiration date may be extended and re-extended in accordance with this Section 1.01(a)), unless this Agreement is validly terminated in accordance with Section 8.01.  If this Agreement is terminated in accordance with Section 8.01 prior to the Acceptance Time, Merger Sub shall, and Parent shall cause Merger Sub to, immediately, irrevocably and unconditionally terminate the Offer and Merger Sub shall neither acquire nor pay for shares of Company Common Stock pursuant to the Offer.  If the Offer is terminated or withdrawn by Merger Sub in accordance with the terms of this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, promptly return, and Parent and Merger Sub shall cause any depository acting on behalf of Merger Sub to return, all tendered shares of Company Common Stock to the registered holders thereof.  Nothing contained in this Section 1.01(a) shall affect any termination rights set forth in Section 8.01.

(b)  As promptly as practicable on the date of commencement (within the meaning of Rule 14d-2 of the Exchange Act) of the Offer, Parent and Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which shall contain or incorporate by reference an offer to purchase and a related letter of transmittal and summary advertisement (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any exhibits, supplements or amendments thereto, the “Offer Documents”) and shall disseminate the appropriate Offer Documents to the holders of Company Common Stock.  The Company shall furnish to Parent and Merger Sub all information concerning the Company required by the Exchange Act to be set forth in the Offer Documents.  Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of Company Common Stock, in each case as and to the extent required by applicable Federal securities Laws.  Parent and Merger Sub shall provide the Company and its counsel with copies of any written comments, and shall inform the Company and its counsel of any oral comments, that Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments.  Except with respect to any amendments after an Adverse Recommendation Change, prior to the filing of the Offer Documents (including any amendment or supplement thereto) with the SEC or the dissemination thereof to the holders of Company Common Stock, or responding to any comments of the SEC with respect to the Offer Documents, Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or response (including the proposed final version thereof), and Parent and Merger Sub shall give reasonable and good faith consideration to any comments made by the Company or its counsel.

(c)  Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase any shares of Company Common Stock that Merger Sub becomes obligated to purchase pursuant to the Offer.

(d)  Parent and Merger Sub shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Offer to any holder of shares of Company Common Stock such amounts as Parent or Merger Sub is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax Law.  Amounts so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which such deduction or withholding was made.

SECTION 1.02.  Company Actions.  (a)  Subject to Sections 5.03, the Company hereby approves of, declares advisable and consents to the Offer, the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”).

(b)  Subject to Section 5.03(e), on the date the Offer Documents are filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D‑9 with respect to the Offer (such Schedule 14D‑9, as amended from time to time, the “Schedule 14D‑9”), including a description of the Company Board Recommendation, and shall disseminate the Schedule 14D‑9 to the holders of Company Common Stock.  The Schedule 14D-9 shall also contain the notice of appraisal rights required to be delivered by the Company under Section 262(d) of the DGCL at the time the Company first files the Schedule 14D-9 with the SEC.  Parent and Merger Sub shall furnish to the Company all information concerning Parent and Merger Sub required by the Exchange Act to be set forth in the Schedule 14D‑9.  Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Schedule 14D‑9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D‑9 and to cause the Schedule 14D‑9, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of Company Common Stock, in each case as and to the extent required by applicable Federal securities Laws.  The Company shall provide Parent and its counsel with copies of any written comments, and shall inform Parent and its counsel of any oral comments, that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D‑9 promptly after the receipt of such comments.  Except with respect to any amendments filed after an Adverse Recommendation Change or in connection with any disclosures made in compliance with Section 5.03, prior to the filing of the Schedule

14D‑9 (including any amendment or supplement thereto) with the SEC or the dissemination thereof to the holders of Company Common Stock, or responding to any comments of the SEC with respect to the Schedule 14D‑9, the Company shall provide Parent and its counsel a reasonable opportunity to review and comment on such Schedule 14D‑9 or response (including the proposed final version thereof), and the Company shall give reasonable and good faith consideration to any comments made by Parent or its counsel.  The Company hereby consents to the inclusion in the Offer Documents of a description of the Company Board Recommendation (except to the extent that the Company Board shall have withdrawn or modified the Company Board Recommendation in accordance with Section 5.03(e)).

(c)  In connection with the Offer, the Company shall cause its transfer agent to promptly furnish Merger Sub with mailing labels containing the names and addresses of the record holders of Company Common Stock as of a recent date and of those Persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings, computer files and all other information in the Company’s possession or control regarding the beneficial owners of Company Common Stock, and shall furnish to Merger Sub such information and assistance (including updated lists of stockholders, security position listings and computer files) as Parent may reasonably request in communicating the Offer to the Company’s stockholders.  Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Merger Sub shall hold in confidence the information contained in any such labels, lists, listings, files and other information, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver to the Company all copies of such information.

ARTICLE II

 The Merger

SECTION 2.01.  The Merger.  On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL (including Section 251(h) of the DGCL), Merger Sub shall be merged with and into the Company at the Effective Time.  At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).  The Merger shall be effected under Section 251(h) of the DGCL as soon as practicable following the Acceptance Time.

SECTION 2.02.  Merger Closing.  The closing of the Merger (the “Merger Closing”) shall take place at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019 at 10:00 a.m., New York City time, as soon as practicable following the Acceptance Time, subject to the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Merger Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of those conditions), or at such other place, time and date as shall be agreed in writing by the parties hereto.  The date on which the Merger Closing occurs is referred to in this Agreement as the “Merger Closing Date”.

SECTION 2.03.  Effective Time.  Prior to the Merger Closing, Parent and the Company shall prepare, and on the Merger Closing Date, the Company shall file with the Secretary of State of the State of Delaware, a certificate of merger (the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL to effectuate the Merger.  The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

SECTION 2.04.  Effects of Merger.  The Merger shall have the effects set forth in Section 259 of the DGCL.

SECTION 2.05.  Certificate of Incorporation and By-laws.  (a)  At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated as set forth in Exhibit B and, as so amended and restated, such certificate of incorporation shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or permitted by applicable Law.

(b)  The By-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation until thereafter changed or amended as provided therein or permitted by applicable Law, except that references to the name of Merger Sub shall be replaced by the name of the Surviving Corporation.

SECTION 2.06.  Directors and Officers.  (a)  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b)  The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

SECTION 2.07.  Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

(a)  Capital Stock of Merger Sub.  Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)  Cancelation of Treasury Stock and Parent-Owned Stock; Company Common Stock Held by Company Subsidiaries.  Each share of Company Common Stock that is owned by the Company, Parent, Merger Sub or any other subsidiary of Parent shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor. Each share of Company Common Stock held by any Company Subsidiary immediately prior to the Effective Time, if any, shall be converted into such number of shares of common stock of the Surviving Corporation such that each such Company Subsidiary owns the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as such Company Subsidiary owned in the Company immediately prior to the Effective Time.

(c)  Conversion of Other Company Common Stock.  Subject to Sections 2.07(b) and 2.07(d), each issued and outstanding share of Company Common Stock shall be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”).  As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 2.08, without interest.

(d)  Appraisal Rights.  Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) (such shares, “Appraisal Shares”) shall not be converted into the Merger Consideration as provided in Section 2.07(c), but instead shall be canceled and each holder of Appraisal Shares shall be entitled only to receive such consideration as is determined to be due with respect to such Appraisal Shares pursuant to Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to be paid such consideration as is determined to be due pursuant to Section 262 shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and shall represent only the right to receive, the Merger Consideration as provided in Section 2.07(c), without interest thereon.  The Company shall serve prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, and Parent shall have the right to participate in and direct all negotiations and Proceedings with respect to such demands.  Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

SECTION 2.08.  Payment of Merger Consideration.  (a)  Paying Agent.  Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration to former holders of Company Common Stock and, in connection therewith, prior to the Effective Time, shall enter into an agreement with the

Paying Agent in a form reasonably acceptable to the Company.  Parent shall take all steps necessary to enable and shall cause the Surviving Corporation to provide to the Paying Agent, at or immediately after the Effective Time, cash necessary to pay for the shares of Company Common Stock converted into the right to receive cash pursuant to Section 2.07(c) (such cash being hereinafter referred to as the “Exchange Fund”).

(b)  Exchange Procedure.  As soon as reasonably practicable after the Effective Time (but in no event later than two business days after the Effective Time), the Surviving Corporation or Parent shall cause the Paying Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) which were converted into the right to receive the Merger Consideration pursuant to Section 2.07 (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and shall be in such form and have such other provisions as are customary and reasonably acceptable to the Company and Parent) and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration.  Upon surrender of a Certificate to the Paying Agent for cancelation, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash into which the shares of Company Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 2.07, and the Certificate so surrendered shall forthwith be canceled.  In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.  Until surrendered as contemplated by this Section 2.08, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest, into which the shares of Company Common Stock theretofore represented by such Certificate have been converted pursuant to Section 2.07.  No interest shall be paid or accrue on the cash payable upon surrender of any Certificate.

(c)  Treatment of Book-Entry Shares.  As soon as reasonably practicable after the Effective Time (but in no event later than two business days after the Effective Time), the Surviving Corporation or Parent shall cause the Paying Agent to mail a check, or make a wire transfer, to each holder, as of the Effective Time of the Merger, of Book-Entry Shares in an amount of U.S. dollars equal to the aggregate amount of Merger Consideration to which such holder is entitled hereunder.

(d)  No Further Ownership Rights in Company Common Stock.  The Merger Consideration paid in accordance with the terms of this Article II as a result of the conversion of any shares of Company Common Stock shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common

Stock.  After the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Certificates are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(e)  Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed as of the 12-month anniversary of the Merger Closing Date shall be delivered to Parent, upon demand, and any former holder of Company Common Stock entitled to payment of Merger Consideration who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Merger Consideration.

(f)  No Liability.  None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  If any Certificate has not been surrendered prior to the date on which the Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such Certificate shall, to the extent permitted by applicable Law, immediately prior to such date become the property of the Surviving Corporation, subject to the claims of any former holder of Company Common Stock entitled to payment of Merger Consideration who has not theretofore complied with this Article II.

(g)  Investment of Exchange Fund.  The Paying Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis.  Any interest and other income resulting from such investments shall be paid to Parent.  In no event, however, shall such investment or any such payment of interest or income delay the receipt by former holders of Company Common Stock of the Merger Consideration or otherwise impair such holders’ rights hereunder.  To the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the Merger Consideration to all holders of Certificates or Book-Entry Shares, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments.

(h)  Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable and customary amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration, without interest.

(i)  Withholding Rights.  Each of the Surviving Corporation, Parent and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any former holder of Company Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law.  Amounts so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the former holder of Company Common Stock in respect of which such deduction or withholding was made.

ARTICLE III

 Representations and Warranties of the Company

Except as disclosed in the reports, schedules, forms, statements and other documents filed by the Company with, or furnished by the Company to, the SEC and publicly available subsequent to January 1, 2016 and prior to the date of this Agreement (the “Filed Company SEC Documents”) (excluding any exhibits to any Filed Company SEC Documents or any disclosures contained in any part of any Filed Company SEC Document entitled “Risk Factors” or disclosures of risks set forth in any “Forward-Looking Statements” disclaimer, in each case that are cautionary, non-specific or predictive in nature; it being understood that any factual information contained within such headings, disclosures or statements shall not be excluded) or as set forth in the letter, dated as of the date of this Agreement, from the Company to Parent and Merger Sub (which shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure in any section shall be deemed to qualify or apply to other sections in this Article III to the extent that it is reasonably apparent on its face that such disclosure also qualifies or applies to such other sections) (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

SECTION 3.01.  Organization, Standing and Power.  Each of the Company and each of its subsidiaries (the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction), except in the case of Company Subsidiaries where any such failure would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.  Each of the Company and the Company Subsidiaries (a) has full power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted and (b) is duly qualified or licensed to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties makes such qualification or licensing necessary, other than where the failure to have such power and authority or to be so qualified or licensed would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.  True and complete copies of the certificate of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), and the By-laws of the Company, as amended to the date of this

Agreement (as so amended, the “Company By-laws”), are included in the Filed Company SEC Documents.

SECTION 3.02.  Capital Structure.  (a)  The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”).  At the close of business on April 5, 2018 (the “Measurement Date”), (i) 36,816,253 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Common Stock were held by the Company in its treasury, (iii) 3,723,210 shares of Company Common Stock were subject to outstanding Company Stock Options, 156,649 shares of Company Common Stock were subject to outstanding Company Restricted Stock Units, 49,332 shares of Company Common Stock were subject to outstanding Company Performance Stock Units (assuming all applicable performance measures are satisfied at the maximum level), 2,801,861 additional shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans and 305,775 shares of Company Common Stock were subject to the Company Warrants and (iv) no shares of Company Preferred Stock were issued or outstanding.  Except as set forth above, at the close of business on the Measurement Date, no shares of capital stock of the Company were issued, reserved for issuance or outstanding.  From the Measurement Date to the date of this Agreement, there have been no issuances by the Company of shares of capital stock or other voting securities or equity interests of the Company or options, warrants, convertible or exchangeable securities, stock-based units (performance based or otherwise) or other rights to acquire shares of capital stock or other voting securities or equity interests of the Company or other rights that give the holder thereof any economic or voting interest of a nature accruing to the holders of Company Common Stock, other than the issuance of Company Common Stock upon the exercise of Company Stock Options or Company Warrants or the settlement of Company Restricted Stock Units and Company Performance Stock Units, in each case only to the extent outstanding on the Measurement Date and solely in accordance with its applicable terms as in effect on the date of such exercise, purchase or settlement, as applicable.

(b)  All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(c)  As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”).

(d)  Except as set forth above, as of the date of this Agreement, there are no options, warrants, convertible or exchangeable securities, stock-based units (performance based or otherwise) or other rights or Contracts to which the Company is a party or by which the Company is bound (i) obligating the Company to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, additional shares of capital stock of, or other voting securities or equity interests in, or any security convertible or exchangeable for any shares of capital stock of, or other voting securities or equity interests in, the Company or any Voting Company Debt, (ii) obligating the Company to issue, grant or enter into any such option, warrant, security, unit, right or Contract or (iii) that give any person the right to receive any economic or voting interest of a nature accruing to the holders of Company Common Stock.  As of the date of this Agreement, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or options, warrants, convertible or exchangeable securities, stock-based units (performance based or otherwise)  or other rights to acquire shares of capital stock of the Company, except for (A) acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of Company Stock Options, (B) the withholding of shares of Company Common Stock to satisfy tax obligations with respect to Company Stock Options, Company Restricted Stock Units and Company Performance Stock Units and (C) the acquisition by the Company of Company Stock Options, Company Restricted Stock Units and Company Performance Stock Units in connection with the forfeiture of such awards, in the case of (A) and (B) in accordance with its applicable terms as in effect on the date of this Agreement.

(e)  All Company Stock Options, Company Restricted Stock Units and Company Performance Stock Units are evidenced by written award agreements, in each case substantially in the forms that have been made available to Parent, except that such agreements differ from such forms with respect to the number of Company Stock Options, Company Restricted Stock Units, Company Performance Stock Units or shares of Company Common Stock covered thereby, the exercise price (if applicable), vesting terms and expiration date applicable thereto and other similar terms. Section 3.02(e) of  the Company Disclosure Letter sets forth a true and complete list of all awards of Company Performance Stock Units, Company Stock Options or Company Restricted Stock Units outstanding as of the Measurement Date, and with respect to each such outstanding award, the name of each holder, the number of Company Performance Stock Units, Company Stock Options or Company Restricted Stock Units held by such holder, with respect to each Company Stock Option, the applicable exercise price per share subject to such Company Stock Option, with respect to any Company Performance Stock Units or any Company Restricted Stock Units subject to performance metrics, the performance metrics applicable to such Company Performance Stock Unit or Company Restricted Stock Unit unless such metrics are consistent with the form award agreement, and the vesting terms of each Company Performance Stock Unit, Company Stock Option and Company Restricted Stock Unit unless such terms are consistent with the form award agreement.

SECTION 3.03.  Company Subsidiaries; Equity Interests.  (a)  Section 3.03(a) of the Company Disclosure Letter lists, as of the date of this Agreement, each Company Subsidiary and its jurisdiction of organization.  All the outstanding shares of capital stock of each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever

(collectively, “Liens”), other than Permitted Liens.  As of the date of this Agreement, there are no options, warrants, rights, convertible or exchangeable securities, stock-based units (performance based or otherwise) or Contracts to which any Company Subsidiary is a party or by which any Company Subsidiary is bound obligating any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or any security convertible or exchangeable for any shares of capital stock of, any Company Subsidiary.

(b)  Except for its interests in the Company Subsidiaries, the Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

SECTION 3.04.  Authority; Execution and Delivery; Enforceability.  (a)  The Company has all requisite corporate power and authority to execute and deliver this Agreement and, assuming the representations and warranties set forth in Section 4.08 are true and correct and that the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of the DGCL, to consummate the Transactions.  The execution and delivery by the Company of this Agreement and, assuming the representations and warranties set forth in Section 4.08 are true and correct and that the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of the DGCL, the consummation by the Company of the Transactions has been duly authorized by all necessary corporate action on the part of the Company.  The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity).

(b)  The Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, duly and unanimously adopted resolutions (i) approving and declaring advisable this Agreement, the Offer, the Merger and the other Transactions, (ii) determining that the Offer, the Merger and the other Transactions are fair to and in the best interests of the Company and its stockholders, (iii) acknowledging and agreeing that the Merger shall be effected under Section 251(h) of the DGCL and that the Merger shall be effected as soon as practicable following the Acceptance Time and (iv) recommending that the holders of Company Common Stock accept the Offer and tender their shares of Company Common Stock pursuant to the Offer (the recommendation set forth in subclause (iv) of this Section 3.04(b), the “Company Board Recommendation”), which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.  Assuming the representations and warranties set forth in Section 4.08 are true and correct, the Company Board has taken all actions necessary so that the restrictions on a “business combination” (as such term is defined in Section 203 of the DGCL) contained in Section 203 of the DGCL will not be applicable to Parent or Merger Sub or this Agreement, the Offer, the Merger or any other Transaction and, to the knowledge of the Company, no other state takeover statute or similar statute or regulation applies to the Company with respect to this Agreement, the Offer, the Merger or any other Transaction.

(c)  Assuming the representations and warranties set forth in Section 4.08 are true and correct, and that the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of the DGCL, no vote of the holders of any class or series of capital stock of the Company is necessary to adopt this Agreement or to approve and consummate the Transactions.

SECTION 3.05.  No Conflicts; Consents.  (a)  The execution and delivery by the Company of this Agreement do not, and the consummation of the Offer, the Merger and the other Transactions and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Charter, the Company By-laws or the comparable organizational documents of any Company Subsidiary, (ii) any contract, lease, license, indenture, note, bond, agreement, concession, franchise or other binding instrument (a “Contract”) to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.05(b), any judgment, order, injunction or decree (“Judgment”) or statute, law, ordinance, rule, regulation or agency requirement (together with any Drug Law, “Law”) applicable to the Company or any Company Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(b)  No consent, approval, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, or permit from, any transnational, national, Federal, state, provincial, local or other government, domestic or foreign, or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”), is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any competition, merger control, antitrust or similar Law of any jurisdiction (collectively, the “Foreign Merger Control Laws”), (ii) the filing with the SEC of (A) the Schedule 14D‑9 and (B) such reports under the Exchange Act as may be required in connection with this Agreement, the Offer, the Merger and the other Transactions, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iv) such filings as may be required under the rules and regulations of Nasdaq, (v) such filings as may be required in connection with Taxes described in Section 6.10 and (vi) such other items (A) required solely by reason of the participation of Parent (as opposed to any third Person) in the Transactions or (B) that the failure of which to obtain or make would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

SECTION 3.06.  SEC Documents; Undisclosed Liabilities.  (a)  The Company has filed all material reports, schedules, forms, statements and other documents required to be filed pursuant to Sections 13(a) and 15(d) of the Exchange Act by the Company with the SEC since January 1, 2016 (the “Company SEC Documents”).

(b)  As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”)) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), each Company SEC Document complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and except to the extent amended or superseded by a subsequent filing with the SEC prior to the date hereof, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)  The audited annual consolidated financial statements and the unaudited quarterly consolidated financial statements (including, in each case, the notes thereto) of the Company included in the Company SEC Documents when filed (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) were prepared in all material respects in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited quarterly statements, as permitted by Form 10‑Q of the SEC or other rules and regulations of the SEC) applied in all material respects on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods covered thereby (subject, in the case of unaudited quarterly statements, to normal year-end adjustments).

(d)  Except as reflected or reserved against in the consolidated balance sheet of the Company, as of December 31, 2017, or the notes thereto, included in the Company SEC Documents (such balance sheet and the notes thereto, the “Company Balance Sheet”), the Company and the Company Subsidiaries do not have any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) other than (i) liabilities or obligations incurred in the ordinary course of business since the date of the Company Balance Sheet, (ii) liabilities or obligations  incurred in connection with the Transactions and (iii) liabilities or obligations that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(e)  The Company has established and maintains disclosure controls and procedures and a system of internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  From the date of the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, to the date of this Agreement, neither the Company nor the Company’s auditors have identified to the Company or to the audit committee of the Company Board (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Filed Company SEC Documents. To the knowledge of the Company, (i) none of the Filed Company SEC Documents is the subject of ongoing SEC review and (ii) there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company.

SECTION 3.07.  Information Supplied.  None of the information supplied or to be supplied by or on behalf of the Company for inclusion in the Offer Documents or the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Schedule 14D-9 will, at the time such document is filed with the SEC, comply as to form in all material respects with the requirements of the Exchange Act, except that no representation or warranty is made by the Company with respect to statements included or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein.

SECTION 3.08.  Absence of Certain Changes or Events.  (a)  Since the date of the Company Balance Sheet, there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(b)  From the date of the Company Balance Sheet to the date of this Agreement, the Company has conducted its business in the ordinary course in substantially the same manner as previously conducted, and during such period there has not been, nor has the Company or any Company Subsidiary authorized, agreed or committed to take any action, or failed to take any action that would result in:

                (i)  any declaration, setting aside or payment of any dividend on, or making of any other distribution (whether in cash, stock or property) with respect to, any capital stock of the Company;

                (ii)  any split, combination or reclassification of any capital stock of the Company or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company;

                (iii)  any change in accounting methods, principles or practices by the Company or any Company Subsidiary materially affecting the consolidated assets, liabilities or results of operations of the Company, except as may have been required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (B) by Law, including Regulation S‑X under the Securities Act;

                (iv)  any sale, lease (as lessor), license or other disposition of (including through any “spin-off” or by permitting any rights in Intellectual Property to lapse), or pledge, encumbrance or other Lien imposed upon (other than a Permitted Lien), any properties or assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except (A) sales, leases, or other dispositions of (1) inventory and (2) excess or obsolete properties or assets, in each case, in the ordinary course of business, (B) the grant of non-exclusive licenses for Intellectual Property in the ordinary course of business pursuant to agreements with contract manufacturers, contract research organizations and other service providers where the license is incidental to and not the primary purpose of the agreement or (C) abandonments of patent applications in the ordinary course of prosecution, where a continuation, continuation-in-part, request for continued examination or divisional application (or foreign equivalent of any of the foregoing) is filed;

                (v)  any  material election with respect to Taxes by the Company or any Company Subsidiary or settlement or compromise by the Company or any Company Subsidiary of any material Tax liability or refund other than, in each case, in the ordinary course of business;

                (vi)  any settlement of any Proceeding involving or against the Company or any of the Company Subsidiaries that is material to the  Company and the Company Subsidiaries, taken as a whole; or

                (vii)  a breach of any provision of Sections 5.01(d), (h), (i), (j) or (k), had such action, authorization, agreement, commission, or failure occurred after the date hereof without the prior written consent of Parent.

SECTION 3.09.  Taxes.  (a)   Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company and each Company Subsidiary has (A) timely filed, or caused to be filed, taking into account any extensions of time within which to file, all Tax Returns required to have been filed and such Tax Returns are true and complete, and (B) paid, or caused to be paid, all Taxes required to have been paid by it other than Taxes that are not yet due or that are being contested in good faith in appropriate Proceedings and for which an adequate reserve has been established in accordance with GAAP, (ii) the Company Balance Sheet reflects adequate accruals and reserves for all liabilities of the Company and each Company Subsidiary for Taxes with respect to all periods through the date thereof in accordance with GAAP, other than any Taxes the non-payment of which would not reasonably be expected to have a Company Material Adverse Effect, (iii) no deficiency for any Tax has been asserted or assessed by a taxing authority in writing against the Company or any Company Subsidiary which deficiency has not been paid, settled or withdrawn or is not being contested in good faith in appropriate Proceedings and for which an adequate reserve has been established in accordance with GAAP, (iv) there is no claim, audit, action, suit, proceeding, examination, refund litigation, proposed adjustment or matter in controversy now pending or threatened in writing with respect to any Company Taxes or Company Tax Return, (v) no written claim has been received by the Company or any Company Subsidiary from any Governmental Entity in any jurisdiction where the Company or such Company Subsidiary, as applicable, does not file Tax Returns that it is or may be subject to Taxes in that jurisdiction,  (vi) neither the Company nor any Company Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such agreements or arrangements (A) exclusively between or among the Company and wholly owned Company Subsidiaries or (B) with third parties made in the ordinary course of business, the primary subject matter of which is not Tax), (vii) neither the Company nor any Company Subsidiary (A) has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company was the common parent or (B) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), or as a transferee or successor, (viii) as of the date of this Agreement, no extension or waiver of the statute of limitation period applicable to any Tax Returns of the Company or any Company Subsidiary has been granted and is currently in effect, and (ix) there are no liens with respect to Taxes upon any of the assets or properties of the Company or any Company Subsidiary, other than taxes not yet due and payable.

(b)  Within the past two years, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(c)  To the knowledge of the Company, neither the Company nor any Company Subsidiary has been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state Law).

(d)  Neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, the computation of taxable income for any taxable period (or portion thereof) ending after the Merger Closing Date, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Merger Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed prior to the Merger Closing; (iii) installment sale or open transaction disposition made prior to the Merger Closing; (iv) prepaid amount received prior to the Merger Closing; (v) deferred intercompany gain or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law); or (vi) election under Section 108(i) of the Code made prior to the Merger Closing.

(e)  For purposes of this Agreement:

                (i)  “Tax Return” means all Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes.

                (ii)  “Taxes” means all taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of any kind imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

SECTION 3.10.  Labor Relations.  (a)    There are no collective bargaining, works council or other labor union agreements to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound.  None of the employees of the Company or any Company Subsidiary is represented by any union or works council with respect to his employment by the Company or any such Company Subsidiary.  To the knowledge of the Company, since January 1, 2016, neither the Company nor any of the Company Subsidiaries has experienced any material labor disputes, strikes, work stoppages, slowdowns, lockouts or union organization attempts concerning any employees of the Company or a Company Subsidiary.  There is no unfair labor practice charge or complaint or other Proceeding pending, or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary before the National Labor Relations Board or any similar Governmental Entity.

(b)  The Company has complied in all material respects with all applicable Laws relating to employment and/or labor, including, but not limited to, all applicable laws relating to wages, hours, discrimination in employment, harassment, retaliation, equal opportunity employment, collective bargaining, pay equity, immigration, the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar state or local “mass layoff” or “plant closing” Law (collectively, “WARN Act”), workers’ compensation, occupational health and safety and the collection and payment of withholding and/or social security Taxes.

SECTION 3.11.  Employee Benefits.  (a)  Section 3.11(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each material Company Benefit Plan and separately identifies each material Company Benefit Plan maintained primarily for the benefit of individuals regularly employed outside the United States (each, a “Company Foreign Benefit Plan”).  With respect to each material Company Benefit Plan, the Company has made available to Parent true and complete copies of (i) such material Company Benefit Plan, or, at the Company’s option in the case of a material Company Foreign Benefit Plan, a summary thereof, including any amendment thereto, other than any Company Benefit Plan that the Company or any Company Subsidiary is prohibited from making available to Parent as a result of applicable Law relating to the safeguarding of data privacy (in which case such Company Benefit Plan will be made available to Parent as soon as permitted under applicable Law), (ii) each trust, insurance, annuity or other funding Contract related thereto and (iii) the most recent annual report under Form 5500 (including applicable schedules and attachments thereto) required to be filed with the Internal Revenue Service with respect to each Company Benefit Plan (if any such report was required by applicable Law).

(b)  Each Company Benefit Plan has been administered in accordance with its terms and is in compliance in all material respects with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (to the extent applicable), the Code and all other applicable Laws. With respect to any Company Foreign Benefit Plans, (i) all Company Foreign Benefit Plans have been established, maintained and administered in material compliance with their terms and all applicable Laws of any controlling Governmental Entity and (ii) all Company Foreign Benefit Plans that are required to be funded are funded in accordance with the applicable funding requirements, in each case except as has not resulted in, or would not reasonably be expected to result in, individually or in the aggregate, material liability to the Company or the Company Subsidiaries.

(c)  Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code (or qualified or registered under any comparable provision under applicable foreign Law) has received a favorable determination letter as to such qualification or registration from the Internal Revenue Service (or any comparable Governmental Entity), and no event has occurred, either by reason of any action or failure to act, that would reasonably be expected to affect materially and adversely the qualification or registration of any such Company Benefit Plan.  There are no pending, threatened or anticipated material claims (other than routine claims for benefits) by, on behalf of or against any Company Benefit Plan or any trust related thereto.

(d)  None of the Company, any of the Company Subsidiaries or any ERISA Affiliate sponsors, maintains or contributes to, or has in the past six years sponsored, maintained, contributed to or been required to maintain or contribute to, or otherwise has any liability in respect of, any Company Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit plan.

(e)  Neither the Company nor any Company Subsidiary has (i) any liability in respect of broadly applicable post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or any Company Subsidiary, other than for continuation coverage required under Section 4980B of the Code or any applicable state or foreign Laws or (ii) any obligation to gross up, indemnify or otherwise reimburse any individual for any taxes, interest or penalties incurred pursuant to Sections 409A, 280G or 4999 of the Code.

(f)  The Company has delivered or made available to Parent copies of each Company Stock Plan and the forms of award agreements for each award outstanding under the Company Stock Plans.  Each outstanding Company Stock Option has an exercise price equal to or above the fair market value on the date of grant (within the meaning of Section 409A of the Code) and is otherwise not subject to Section 409A of the Code.

(g)  Neither the execution and delivery of this Agreement nor the consummation of the Offer, the Merger or any other Transaction (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) entitle any current or former director, individual service provider, officer or other employee of the Company or any Company Subsidiary to any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefit or trigger any other material obligation under any Company Benefit Plan or (iii) result in any violation of, or default under, or limit the Company’s right to amend, modify or terminate, any Company Benefit Plan.

(h)  For purposes of this Agreement:

                (i)  “Company Benefit Plan” means each benefit and compensation plan, contract, agreement, policy or arrangement sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or any Company Subsidiary, in each case for the benefit of any current or former director, officer, employee or other service provider of the Company or any Company Subsidiary, including “employee benefit plans” within the meaning of Section 3(3) of ERISA and all other employment, consulting, retirement, termination or change in control agreements, retirement, profit sharing, deferred compensation, severance, equity-based incentive, bonus, medical, welfare or fringe benefit plans, contracts, policies, agreements or arrangements, other than (A) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (B) any plan, policy, program, arrangement or understanding mandated by applicable Law.

                (ii)  “ERISA Affiliate” means an entity which is considered a single employer with the Company under Section 414 of the Code.

SECTION 3.12.  Title to Properties.  Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, the Company and the Company Subsidiaries (a) have good and marketable title to, or valid leasehold interests in, all their respective properties (including real property leased by the Company and the Company Subsidiaries whether or not reflected on the Company Balance Sheet) and assets reflected in the Company Balance Sheet (other than properties or assets that have been sold or disposed of, or for which a valid leasehold interest has expired and not been renewed, in each case in the ordinary course of business) or acquired or leased after the date thereof that are material to the business of the Company and the Company Subsidiaries, taken as a whole, free and clear of all Liens, except (i) Liens for Taxes that are not due and payable or that may thereafter be paid without interest or penalty, (ii) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, (iii) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, (iv) zoning, building and other similar codes and regulations, (v) any conditions that would be disclosed by a current, accurate survey or physical inspection and (vi) Liens (other than Liens securing indebtedness for borrowed money or guarantees thereof), defects or irregularities in title, easements, rights-of-way, covenants, restrictions and other similar matters that would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and the Company Subsidiaries as presently conducted (collectively, “Permitted Liens”) and (b) have complied with the terms of all leases to which they are parties and under which they are in occupancy that are reflected in the Company Balance Sheet (other than leases that expired and were not renewed in the ordinary course of business) or were executed after the date thereof that are material to the business of the Company and the Company Subsidiaries, taken as a whole, and all such leases are in full force and effect. Neither the Company nor any Company Subsidiary owns any real property.

SECTION 3.13.  Contracts.  (a)  Except for this Agreement, any Company Benefit Plan and except for the Contracts disclosed in the Filed Company SEC Documents, Section 3.13(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, and the Company has made available to Parent true and complete copies (including all amendments and guarantees related thereto), of:

                (i)  each Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

                (ii)  each Contract to which the Company or any Company Subsidiary is a party that is a settlement or similar agreement pursuant to which (A) the Company or any Company Subsidiary will be required after the date of this Agreement to pay any monetary obligations or (B) that contains material obligations or limitations on the conduct of the Company or any Company Subsidiary other than customary confidentiality obligations;

                (iii)  each Contract to which the Company or any Company Subsidiary is a party that (A) restricts the ability of the Company or any Company Subsidiary to compete in any business or with any Person in any geographical area, (B) requires the Company or any Company Subsidiary to conduct any business on a “most favored nations” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favor of any third party, except in the case of each of clauses (A), (B) and (C) for such restrictions, requirements and provisions that are not material to the Company and the Company Subsidiaries, taken as a whole;

                (iv)  each Contract under which the Company or any Company Subsidiary licenses, sublicenses or otherwise grants or receives rights to Intellectual Property from or to any third party (other than off-the-shelf, commercially available and/or “shrink-wrap” agreements entered into in the ordinary course of business), except for such licenses, sublicenses and other rights that are not material to the Company and the Company Subsidiaries, taken as a whole;

                (v)  each Contract that by its express terms requires the Company or any Company Subsidiary, or any successor to, or acquirer of, the Company or any Company Subsidiary, to make any payment in excess of $500,000 to another Person as a result of a change of control of the Company or any Company Subsidiary (a “Change‑of‑Control Payment”) or gives another Person a right to receive or elect to receive a Change‑of‑Control Payment, or terminate or modify in any material respect the terms of a material Contract as a result of a change of control of the Company or any Company Subsidiary;

                (vi)  each Contract to which the Company or any Company Subsidiary is a party that provides for annual payments or receipts in excess of $2,000,000 or provides for payments or receipts in the aggregate in excess of $5,000,000, other than payments for legal services;

                (vii)  each Contract to which the Company or any Company Subsidiary is a party relating to indebtedness for borrowed money or any financial guaranty, in each case with respect to a principal amount in excess of $1,000,000;

                (viii)  each Contract to which the Company or any Company Subsidiary is a party with any supplier of tangible products or services that provides for annual payments in excess of $2,000,000 or provides for payments or receipts in the aggregate in excess of $5,000,000, other than payments for legal services;

                (ix)  each Contract for the acquisition or divestiture of a business (including any Contract containing an option to so acquire or divest) to which the Company or any Company Subsidiary is a party that contains (A) continuing covenants, indemnities or other payment obligations that would reasonably be expected to result in the receipt or making of future payments by the Company or any Company Subsidiary in excess of $1,000,000, or (B) any other material obligations;

                (x)  each Contract to which the Company or any Company Subsidiary is a party that relates to any swap, forward, futures, or other similar derivative transaction with a notional value as of the date of this Agreement in excess of $500,000;

                (xi)  each material Contract with any Governmental Entity to which the Company or any Company Subsidiary is a party;

                (xii)  each Contract pursuant to which the Company or any Company Subsidiary has continuing obligations or interests involving (A) milestone or similar payments, including upon the achievement of regulatory or commercial milestones, in each case in excess of $1,000,000 of future payments in the aggregate or (B) payment of royalties or other amounts calculated based upon any revenues or income of the Company or any Company Subsidiary, in each case in excess of $1,000,000 of future payments in the aggregate;

                (xiii)  each Contract with or binding upon the Company or any of the Company Subsidiaries or any of their respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S‑K under the Securities Act;

                (xiv)  each Contract to which the Company or any Company Subsidiary is a party that is for the lease of real property with annual payments by the Company and the Company Subsidiaries in excess of $750,000; and

                (xv)  each partnership, joint venture or similar agreement to which the Company or any Company Subsidiary is a party that relates to the formation, creation, operation, management or control of any material partnership or joint venture.

Each such Contract described in clauses (i) through (xv) above is referred to herein as a “Specified Contract”.

(b)  Each of the Specified Contracts is valid, binding and enforceable on the Company or a Company Subsidiary, as the case may be, and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid, binding or enforceable or to be in full force and effect as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.  There is no default under any Specified Contract by the Company or any Company Subsidiary or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any Company Subsidiary or, to the knowledge of the Company, any other party thereto, in each case except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

SECTION 3.14.  Litigation.  There is no material claim, suit, action, investigation, arbitration or proceeding (each, a “Proceeding”) pending or, to the knowledge of the Company, threatened against the Company or any Company

Subsidiary. To the knowledge of the Company, there are no material Judgments outstanding against the Company or any Company Subsidiary.

SECTION 3.15.  Compliance with Laws.  Each of the Company and the Company Subsidiaries is and, since January 1, 2016 has been, in compliance with all Judgments and Laws applicable to its business or operations, assets or leased property, except for instances of noncompliance that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.  Each of the Company and the Company Subsidiaries and their assets and leased properties has in effect all approvals, authorizations, certificates, registrations, licenses, exemptions, permits and consents of Governmental Entities (collectively, “Authorizations”) necessary for it to conduct its business as presently conducted, and all such Authorizations are in full force and effect, except for such Authorizations the absence of which, or the failure of which to be in full force and effect, would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.  To the knowledge of the Company, no suspension, revocation, or cancellation of any such Authorization is pending or threatened, except where such suspensions, revocations, or cancellations would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. This Section 3.15 does not relate to intellectual property matters, which are the subject of Section 3.18, environmental matters, which are the subject of Section 3.17, employee benefit matters, which are the subject of Section 3.11, or Taxes, which are the subject of Section 3.09.

SECTION 3.16.  Regulatory Matters.  (a)  Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries have filed, maintained or furnished with the applicable regulatory authorities, including but not limited to the FDA, Pharmaceuticals and Medical Devices Agency (“PMDA”), and European Medicines Agency (“EMA”)  all required filings, declarations, listings, registrations, reports, submissions, applications, amendments, modifications, supplements, notices, correspondence, and other documents (collectively “Health Care Submissions”) and (ii) all such Health Care Submissions were complete and accurate and in compliance with applicable Laws when filed (or were corrected or completed by a subsequent filing).

(b)  None of the Company, any Company Subsidiary or, to the Company’s knowledge, any of their respective employees is or has been debarred pursuant to 21 U.S.C. Section 335a (a) or (b).  Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries have not, and, to the Company’s knowledge, none of their respective representatives have, made any untrue statement of material fact or fraudulent statement to the FDA or any other Governmental Entity, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy.

(c)  Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) all Product Candidates under development by or on behalf of the Company or any Company Subsidiary have been researched, developed, tested, manufactured, handled, labeled, packaged, stored, supplied, distributed, imported, and exported, as applicable, in compliance with applicable Drug Laws, and without limiting the generality of the foregoing, (ii) all clinical trials conducted by or on behalf of the Company or any Company Subsidiary have been conducted in compliance with applicable protocols, procedures and applicable Drug Laws, (iii) no Governmental Entity, institutional review board, or ethics committee has commenced any action to place a clinical hold order on, or otherwise terminate or suspend, any ongoing clinical trial conducted by or on behalf of the Company or any Company Subsidiary and (iv) neither the Company nor any Company Subsidiary has received any written notice or communication alleging that the Company has violated or failed to comply with any applicable Drug Laws with respect to such clinical trials. Since January 1, 2016, neither the Company nor any Company Subsidiary has received: (A) any FDA Form 483 or warning letter from the FDA or any analogous notice from any other Governmental Entity; or (B) except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, any other written notice of violations, inspectional observations, untitled letters or other written administrative, regulatory or enforcement notice from the FDA or any analogous notice from any other Governmental Entity.

(d)  Since January 1, 2016, the Company and the Company Subsidiaries have been in compliance with, and have not been notified in writing by any Governmental Entity of any failure (or any investigation with respect thereto) by them or any licensor, licensee, partner or distributor to comply with, or maintain systems and programs to ensure compliance with, Drug Laws, including those Laws pertaining to product quality, notification of facilities and products, corporate integrity, pharmacovigilance and conflict of interest, and including current Good Manufacturing Practice Requirements, Good Laboratory Practice Requirements, Good Clinical Practice Requirements, establishment registration and product listing requirements, requirements applicable to the debarment of individuals, requirements applicable to the conflict of interest of clinical investigators and adverse drug reaction reporting requirements, and clinical trial disclosure requirements, in each case with respect to any Product Candidates of the Company or any Company Subsidiary, except for such failures or investigations which would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(e)  As of the date of this Agreement, (i) no Product Candidate manufactured, tested, distributed, or held by the Company or any Company Subsidiary has been recalled, withdrawn or suspended since January 1, 2016 and (ii) no Proceedings (whether completed or pending) seeking the recall, withdrawal, suspension or seizure of any Product Candidate are pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary.

(f)  As of the date of this Agreement: (i) the Company and the Company Subsidiaries have provided to Parent complete and accurate copies of  (A) all material

Health Care Submissions, including material correspondence with and from, and contact reports summarizing interactions with, the FDA, EMA, PMDA, and other regulatory authorities and (B) all case report forms received by the Company and the Company Subsidiaries prior to the date of this Agreement in respect of any patient adverse event, patient adverse drug reaction or other patient safety event in respect of the clinical trials of the Product Candidates; and (ii) to the knowledge of the Company, there has not been any patient serious adverse event, patient serious adverse drug reaction, or other serious patient safety event related to the use of the Product Candidates that has not either been: (x) included or referenced in the Health Care Submissions or the case report forms referred to in clauses (A) and (B) above; or (y) otherwise disclosed by the Company to Parent.

SECTION 3.17.  Environmental Matters.  (a)   Except for matters that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) each of the Company and the Company Subsidiaries is and, since January 1, 2016 has been, in compliance with all Environmental Laws, (ii) each of the Company and the Company Subsidiaries possesses and is in compliance with all Authorizations required under Environmental Laws for it to conduct its business as presently conducted, (iii) none of the Company or the Company Subsidiaries has received any written notice, request for information, demand or complaint or any citation, summons or claim since January 1, 2016 or that otherwise remains unresolved alleging that the Company or any Company Subsidiary has violated or has any liability (whether absolute or contingent) under any Environmental Law and (iv) other than in a manner that would not reasonably be expected to result in a liability of the Company or the Company Subsidiaries, no Hazardous Substance has been discharged, disposed of, dumped, injected, pumped, deposited, emitted, released, spilled or leaked on or into the environment (“Released”) by the Company or the Company Subsidiaries or, to the knowledge of the Company by any third party at, in, from, under, or to any real property now or previously owned, leased or operated by the Company or the Company Subsidiaries (or any of their respective predecessors in interest for whom they could have liability) or any real property to which the Company or any Company Subsidiary (or any of their respective predecessors in interest for whom they could have liability) has sent any Hazardous Substance for disposal, recycling or incineration.

(b)  For purposes of this Agreement, “Environmental Law” means any Law or Judgment promulgated by any Governmental Entity relating to pollution, human health or safety as it relates to exposure to hazardous or toxic substances Released in the environment (for the avoidance of doubt, other than Drug Laws), the protection of the environment, natural resources or endangered or threatened species.

(c)  For purposes of this Agreement, “Hazardous Substance” means any pollutant, contaminant, chemical, substance, waste or material (including medical substances and infectious disease agents) regulated under Environmental Law, as toxic, radioactive or otherwise hazardous, ignitable, corrosive or reactive.

SECTION 3.18.  Intellectual Property.  (a)   The Company and the Company Subsidiaries solely and exclusively own, are validly licensed or otherwise have the right to use all Intellectual Property necessary to conduct the business of the Company and the Company Subsidiaries as presently conducted (excluding off-the-shelf, commercially available and/or “shrink-wrap” software programs, the “Company Intellectual Property”), except for Intellectual Property the absence of which would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(b)  Section 3.18(b) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all material registered Company Intellectual Property (the “Company Registered Intellectual Property”).  The Company Registered Intellectual Property is subsisting and, to the knowledge of the Company, valid and enforceable.

(c)  To the knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries as presently conducted does not, and the planned launch and commercialization of the Company’s Product Candidate referred to as AVXS-101 would not reasonably be expected to, infringe upon, violate or misappropriate any valid Intellectual Property of any third party, except for such infringements, violations or misappropriations that would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Neither the Company nor any of the Company Subsidiaries has received any written claim or notice from any Person since January 1, 2016 alleging any such infringement, violation or misappropriation or any offer of a license to cure any such potential infringement, violation or misappropriation.

(d)  No material Proceeding (including any interference, opposition, reissue, reexamination, International Trade Commission investigation and similar Proceedings) is (or has since January 1, 2016 been) pending or, to the knowledge of the Company, threatened in writing, by any Person challenging the claim construction, validity, enforceability, priority, inventorship or ownership of any Company Registered Intellectual Property.

(e)  Each of the Company and the Company Subsidiaries has taken commercially reasonable steps to protect and maintain the confidentiality of the material Company Intellectual Property that is of a nature that the Company intends to keep confidential.

(f)  To the knowledge of the Company, no third party is infringing upon, violating or misappropriating any of the Company Intellectual Property, except for such infringements, violations or misappropriations that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(g)  Each of the Company and the Company Subsidiaries has taken commercially reasonable steps to protect and maintain the confidentiality of all information that is governed, regulated or protected by applicable Law regarding the privacy or security of personally identifiable information (collectively, “Personal Information”).

(h)  Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, (i) each of the Company and the Company Subsidiaries are and since January 1, 2016 have been in compliance with applicable Law, as well as their own policies, relating to privacy, data protection and the collection and use of Personal Information and genetic material collected, used or held for use by the Company and/or the Company Subsidiaries, and (ii) no claims or, to the Company’s knowledge, investigations by Governmental Entities, are pending, or threatened in writing, against the Company or any of the Company Subsidiaries alleging a violation of any Information Privacy and Security Laws.

(i)  Since January 1, 2016, to the knowledge of the Company, there has been no security breach in the information technology systems used by or on behalf of the Company or any Company Subsidiary and no unauthorized access, use, acquisition or disclosure of any Personal Information in their possession and control, except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries have taken commercially reasonable actions to protect the security and integrity of their servers, systems, sites, circuits, networks, interfaces, platforms and other information technology systems.

(j)  For purposes of this Agreement, “Intellectual Property” means all (i) patents (including all reissues, divisionals, continuations, continuations-in-part, reexaminations, supplemental examinations, inter partes reviews, post-grant oppositions, covered business method reviews, substitutions and extensions thereof) and patent applications, (ii) trademarks, trade names, trade dress, business names, service marks, logos, slogans, design rights and other similar designations of source or origin, and any applications therefor, including any and all goodwill associated therewith, (iii) copyrights and copyright applications, (iv) Internet domain names, including top level domain names and global top level domain names and (v) trade secrets, know-how and other proprietary or confidential information.

SECTION 3.19.  Insurance.  Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) all insurance policies of the Company and the Company Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof, (ii) neither the Company nor any of the Company Subsidiaries is in default under any such insurance policy and (iii) no written notice of cancelation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals.

SECTION 3.20.  Brokers and Other Advisors.  No broker, investment banker, financial advisor or other Person, other than Centerview Partners LLC and Goldman, Sachs & Co. LLC, the fees and expenses of each of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Offer, the Merger and the other Transactions based upon arrangements made by or on behalf of the Company or any of its affiliates. Accurate and complete copies of the Contracts under which any such fees are payable related to the engagement of Centerview Partners LLC and Goldman, Sachs & Co. LLC have been made available to Parent.

SECTION 3.21.  Opinions of Financial Advisors.  The Company has received an opinion of each of Centerview Partners LLC and Goldman, Sachs & Co. LLC, each dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, $218 per share of Company Common Stock to be paid to the holders of Company Common Stock (other than the Company, Parent, Merger Sub or any other subsidiary of Parent or any Company Subsidiary) pursuant to this Agreement is fair, from a financial point of view, to such holders. A signed copy of each such opinion will be made available to Parent for informational purposes only promptly following the date of this Agreement.

ARTICLE IV

 Representations and Warranties of Parent and Merger Sub

Except as set forth in the letter, dated as of the date of this Agreement, from Parent to the Company (which shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosure in any section shall be deemed to qualify or apply to other sections in this Article IV to the extent that it is reasonably apparent on its face that such disclosure also qualifies or applies to such other sections) (the “Parent Disclosure Letter”), Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

SECTION 4.01.  Organization, Standing and Power.  Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction) and has full corporate power and authority to conduct its businesses as presently conducted.

SECTION 4.02.  Merger Sub.  (a)  Merger Sub was formed solely for the purpose of entering into the Transactions, and since the date of its incorporation, Merger Sub has not carried on any business, conducted any operations or incurred any liabilities or obligations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(b)  The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share, all of which have been validly issued, are fully paid and nonassessable and are owned by Parent or a wholly owned Subsidiary of Parent free and clear of any Lien.

SECTION 4.03.  Authority; Execution and Delivery; Enforceability.  Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, subject, in the case of the Merger, to the adoption of this Agreement by Parent, as sole stockholder of Merger Sub (which shall occur immediately following the execution of this Agreement).  The execution and delivery by each of Parent and Merger Sub of this Agreement and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject, in the case of the Merger, to the adoption of this Agreement by Parent, as sole stockholder of Merger Sub (which shall occur promptly following the execution of this Agreement).  Neither the approval nor adoption of this Agreement nor the consummation of the Offer, the Merger or the other Transactions requires any approval of the stockholders of Parent.  Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity).

SECTION 4.04.  No Conflicts; Consents.  (a)  The execution and delivery by each of Parent and Merger Sub of this Agreement do not, and the consummation of the Offer, the Merger and the other Transactions and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub under, any provision of (i) the organizational documents of Parent or Merger Sub, (ii) any Contract to which Parent or Merger Sub is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.04(b), any Judgment or Law applicable to Parent or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(b)  No Consent of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to Parent or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the HSR Act and any Foreign Merger Control Law, (ii) the filing with the SEC of (A) the Offer Documents and (B) such reports under the Exchange Act as may be required in connection with this Agreement, the Offer, the Merger and the other Transactions, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (iv) such other items (A) required solely by reason of the participation of the Company (as opposed to any third Person) in the Transactions or (B) that the failure of which to obtain or make would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 4.05.  Information Supplied.  None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion in the Offer Documents or the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Offer Documents will, at the time such documents are filed with the SEC, comply as to form in all material respects with the requirements of the Exchange Act, except that no representation or warranty is made by Parent or Merger Sub with respect to statements included or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein.

SECTION 4.06.  Brokers.  No broker, investment banker, financial advisor or other Person, other than Dyal Co. LLC, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Offer, the Merger and the other Transactions based upon arrangements made by or on behalf of Parent or any of its affiliates.

SECTION 4.07.  Litigation.  There is no Proceeding pending or, to the knowledge of Parent, threatened against Parent or any subsidiary of Parent that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect, nor is there any Judgment outstanding against Parent or any subsidiary of Parent that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 4.08.  Ownership of Company Common Stock.  None of Parent, Merger Sub or any of their respective “affiliates” or “associates” is, or has been at any time during the last three years, an “interested stockholder” of the Company (in each case as such terms are defined in Section 203 of the DGCL). Neither Parent nor Merger Sub nor any of their “affiliates” or “associates” (as defined in Section 203 of the DGCL) owns (within the meaning of Section 203 of the DGCL) any Company Common Stock or holds any rights to acquire any Company Common Stock except pursuant to this Agreement.

SECTION 4.09.  Available Funds.  Parent and Merger Sub have or will have available funds sufficient to consummate the Offer, the Merger and the other Transactions on the terms contemplated by this Agreement and, at the expiration of the Offer and the Effective Time, Parent and Merger Sub will have available all of the funds necessary for the acquisition of all shares of Company Common Stock pursuant to the Offer and the Merger, as the case may be, to pay all fees and expenses in connection therewith, to make payments pursuant to Section 6.04 and to perform their respective obligations under this Agreement.

ARTICLE V

 Covenants Relating to Conduct of Business

SECTION 5.01.  Conduct of Business of the Company.  Except for matters set forth in Section 5.01 of the Company Disclosure Letter or otherwise specifically permitted or required by this Agreement or required by applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, conduct its business in the ordinary course and, to the extent consistent therewith, use commercially reasonable efforts to (i) preserve intact its present business organization, (ii) maintain in effect all Authorizations, (iii) keep available the services of its officers and employees and (iv) preserve its present relationships with customers, suppliers, licensors, licensees, distributors and others having material business dealings with it.  In addition, except for matters set forth in Section 5.01 of the Company Disclosure Letter or otherwise specifically permitted or required by this Agreement or required by applicable Law, from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)  (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary or options, warrants, convertible or exchangeable securities, stock-based units (performance based or otherwise) or other rights to acquire any such shares of capital stock, except for (A) acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of Company Stock Options, (B) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to Company Stock Options, Company Restricted Stock Units and Company Performance Stock Units and (C) the acquisition by the Company of Company Stock Options, Company Restricted Stock Units or other awards granted pursuant to the Company Stock Plans in connection with the forfeiture of such awards in each case in accordance with the terms of the applicable award or instrument as in effect on the date of this Agreement;

(b)  issue, grant, deliver or sell any shares of its capital stock or options, warrants, convertible or exchangeable securities, stock-based units (performance based or otherwise) or other rights to acquire such shares, any Voting Company Debt or any other rights that give any person the right to receive any economic or voting interest of a nature accruing to the holders of Company Common Stock, other than the issuance of Company Common Stock upon the exercise of Company Stock Options or Company Warrants or the settlement of Company Restricted Stock Units or Company Performance Stock Units, in each case in accordance with the terms of the applicable plan, award or instrument as in effect on the date of this Agreement (or, if later, the date the applicable award or instrument is granted), provided that in all respects such terms shall be consistent with the terms of awards of the same type outstanding as of the date of this Agreement;

(c)  amend its certificate of incorporation, by-laws or other comparable organizational documents, except, in the case of Company Subsidiaries, for amendments that would not reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, or materially impede or delay the consummation of the Transactions;

(d)  acquire or agree to acquire, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other Person (other than the Company or any Company Subsidiary), if the aggregate amount of consideration paid or transferred by the Company and the Company Subsidiaries would exceed $1,000,000;

(e)  except as required pursuant to the terms of any Company Benefit Plan in effect on the date of this Agreement, (i) adopt, enter into, establish, terminate, materially amend or modify any collective bargaining agreement or material Company Benefit Plan, (ii) grant to any director or executive officer of the Company or any Company Subsidiary any increase in compensation, (iii) grant to any employee of the Company or any Company Subsidiary any increase in the target amount of his or her annual cash bonus, (iv) make salary increases that, in the aggregate, exceed 5% of all employees’ annual base salaries and base wages (based upon the amounts of base salaries and wages as of the date hereof), (v) grant to any director or executive officer of the Company or any Company Subsidiary any increase in severance or termination pay, (vi) enter into any employment, consulting, severance or termination agreement with any director of the Company or any Company Subsidiary or with any employee of the Company or any Company Subsidiary whose annual base salary exceeds, or would exceed, $300,000, (vii) hire, or agree to hire, any employee, other than in the ordinary course consistent with past practice or (viii) take any action to accelerate any rights or benefits under any Company Benefit Plan; provided that neither Section 5.01(b) nor the foregoing clauses of this Section 5.01(f) shall restrict the Company or any of the Company Subsidiaries from entering into or making available to newly hired employees or to employees, in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business, plans, agreements, benefits and compensation arrangements (including incentive grants);

(f)  make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except as may be required by concurrent changes in (i) GAAP (or any authoritative interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (ii) by Law, including Regulation S‑X under the Securities Act;

(g)  sell, divest, lease (as lessor), license, sublicense, abandon, waive, relinquish or otherwise dispose of (including through any “spin-off” or by permitting any rights in Intellectual Property to lapse), or pledge, encumber or otherwise subject to any

Lien (other than a Permitted Lien), any properties or assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except (i) sales or other dispositions of (A) inventory and (B) excess or obsolete properties or assets, in each case, in the ordinary course of business, (ii) the granting of non-exclusive licenses for Intellectual Property in the ordinary course of business pursuant to agreements with contract manufacturers, contract research organizations and other service providers where the license is incidental to and not the primary purpose of the agreement or (iii) abandonments of patent applications in the ordinary course of prosecution, where a continuation, continuation-in-part, request for continued examination or divisional application (or foreign equivalent of any of the foregoing) is filed;

(h)  adopt or implement any stockholder rights plan or similar arrangement;

(i)  adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(j)   (i) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person (except for short-term borrowings incurred in the ordinary course of business), issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing or (ii) make any loans, advances or capital contributions to, or investments in, any other Person, other than to or in (A) the Company or any Company Subsidiary or (B) any acquisition not in violation of clause (d) above, and other than extensions of trade credit and advances of expenses to employees, in each case in the ordinary course of business;

(k)  other than in accordance with the Company’s capital expenditure budget as set forth in Section 5.01(k) of the Company Disclosure Letter, make or agree to make any capital expenditure or expenditures that in the aggregate are in excess of $1,000,000;

(l)  except as required by Law or as otherwise is in the ordinary course of business, (A) make, rescind or change any material Tax election or settle or compromise any material Tax liability or refund; (B) make any material change to any accounting method or accounting period used for Tax purposes that has a material effect on Taxes; (C) file a material amended Tax Return; (D) enter into a closing agreement with any Governmental Entity regarding any material Tax liability or assessment; or (E) settle, compromise or consent to any material Tax claim or assessment or surrender a right to a material Tax refund;

(m)  enter into, terminate or modify or amend in a manner that is materially adverse to the Company, or waive or release any material rights under any

Specified Contract or any Contract that, if existing on the date hereof, would have been a Specified Contract;

(n)  settle, or offer or propose to settle, any Proceeding involving or against the Company or any of the Company Subsidiaries that is material to the Company and the Company Subsidiaries, taken as a whole; or

(o)  authorize, commit or agree to take any of the foregoing actions.

SECTION 5.02.  No Frustration of Conditions.  The Company and Parent shall not, and shall not permit any of their respective subsidiaries to, take any action (except as otherwise expressly permitted by Section 5.03 or 8.01) that would, or would reasonably be expected to, result in any Offer Condition or any condition to the Merger set forth in Article VII not being satisfied.

SECTION 5.03.  No Solicitation.  (a)   The Company shall not, nor shall it authorize or permit any Company Subsidiary or any of its or their respective officers, directors, employees, investment bankers, attorneys or other advisors or representatives (collectively, “Representatives”) to, (A) directly or indirectly solicit, initiate or knowingly facilitate or encourage the submission of any Company Takeover Proposal or any inquiry relating thereto or (B) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to or in connection with, or take any other action intended to facilitate or encourage the making of any proposal that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal.  To the extent consistent with its fiduciary duties, the Company Board shall not authorize or permit the Company or any Company Subsidiary, or any of their respective Representatives, to fail to enforce, or grant any waiver or release under, any standstill or similar agreement with respect to any capital stock of the Company or any of the Company Subsidiaries (and to the extent any such waiver or release is granted or such standstill or similar agreement is not enforced, the standstill provisions of the Confidentiality Agreement shall be deemed to be correspondingly waived or released or shall not be enforced, as applicable).  It is agreed that any violation of the restrictions on the Company set forth in this Section 5.03 by any Representative of the Company or any of the Company Subsidiaries acting with the authority of the Company or any Company Subsidiary shall be a breach of this Section 5.03 by the Company.

(b)  The Company shall, and shall cause the Company Subsidiaries and their respective  Representatives to, immediately (i) cease all discussions and negotiations regarding any proposal pending on the date of this Agreement that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished to any Person within the last six months for the purposes of evaluating a possible Company Takeover Proposal and (iii) terminate access to any physical or electronic data rooms relating to a possible Company Takeover Proposal.

(c)  Notwithstanding anything to the contrary contained in Section 5.03(a) or Section 5.03(b) or any other provision of this Agreement, at any time prior to the

Acceptance Time, (x) the Company may contact the Person making any Company Takeover Proposal  that did not result from a breach of this Section 5.03 solely to clarify the terms and conditions thereof and (y) in response to a Company Takeover Proposal that did not result from a breach of this Section 5.03 and if the Company Board determines, in good faith, after consultation with outside counsel and a financial advisor, that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Company Proposal (a “Qualifying Company Takeover Proposal”) and that the failure to take such actions described in clauses (A) and (B) below would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law, the Company may (A) furnish information with respect to the Company to the Person making such Qualifying Company Takeover Proposal and its Representatives pursuant to an Acceptable Confidentiality Agreement so long as the Company also provides Parent, prior to or substantially concurrently with the time such information is provided or made available to such Person, in accordance with the terms of the Confidentiality Agreement, any non-public information furnished to such other Person which was not previously furnished to Parent, except to the extent providing Parent with such information would violate applicable Law, and (B) participate in discussions or negotiations with such Person and its Representatives regarding such Qualifying Company Takeover Proposal.

(d)  The Company shall as promptly as practicable (and in any event within 24 hours after receipt thereof) notify Parent of any Company Takeover Proposal or any inquiry with respect to or that could reasonably be expected to lead to any Company Takeover Proposal, which notice shall include the identity of the Person making any such Company Takeover Proposal or inquiry and the material terms thereof.  The Company shall keep Parent reasonably informed of the status of any such Company Takeover Proposal or inquiry (including promptly informing Parent of any change to the material terms or conditions thereof).

(e)  Neither the Company Board nor any committee thereof shall (i) (A) withdraw or modify in a manner adverse to Parent or Merger Sub, or propose publicly to withdraw or modify in a manner adverse to Parent or Merger Sub, the Company Board Recommendation or (B) approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal or resolve or agree to take any such action (any action described in this clause (i) being referred to herein as an “Adverse Recommendation Change”) or (ii) approve or recommend, or propose publicly to approve or recommend,  or permit the Company or any Company Subsidiary to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, option agreement, merger agreement, joint venture agreement, partnership agreement or other agreement relating to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 5.03), or resolve, agree or publicly propose to take any such action.  Notwithstanding anything to the contrary in the foregoing or any other provision of this Agreement, but subject to Section 5.03(f), if the Company Board determines, in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, then (A) the Company Board may make an Adverse Recommendation Change in response to a Superior Company Proposal or an

Intervening Event, and (B) if the Company Board receives a Superior Company Proposal, the Company may terminate this Agreement pursuant to Section 8.01(g) in accordance with Section 8.04(b).

(f)  The Company Board shall not make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01(g) unless (A) the Company shall have provided Parent with written notice at least three business days before taking that action setting forth the Company’s intention to take such action and containing (x) if such action is intended to be taken in response to a Superior Company Proposal, a copy of the most current version of the proposed agreement under which the transaction contemplated by such Superior Company Proposal is proposed to be consummated and the identity of the Person making the Superior Company Proposal or (y) if such action is intended to be taken in circumstances involving an Intervening Event, a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action, and (B) Parent does not make, within the foregoing three business day period, a binding proposal to amend or modify this Agreement that (x) in the case of any action intended to be taken in response to a Superior Company Proposal, is in the good faith judgment of the Company Board at least as favorable to the stockholders of the Company as such Superior Company Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Company Proposal shall require a new written notification from the Company and a new two business day period under this Section 5.03(f)), or (y) in the case of any action intended to be taken in circumstances involving an Intervening Event, obviates the need for taking such action. During any such three or two business day period referred to in the preceding sentence, the Company shall, and shall cause its Representatives to, negotiate in good faith with Parent (to the extent requested by Parent) with respect to any revisions proposed by Parent to the terms of this Agreement and the Transactions.

(g)  Nothing contained in this Section 5.03 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e‑2(a) under the Exchange Act or (ii) making any disclosure to its stockholders if the Company Board determines, in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties or applicable Law; provided that any Adverse Recommendation Change will be subject to the terms and conditions of this Agreement (it being understood that (i) any “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act and (ii) any disclosure of information to the Company’s stockholders that describes the Company’s receipt of a Company Takeover Proposal and the operation of this Agreement with respect thereto and contains a statement that the Company Board has not effected an Adverse Recommendation Change shall be deemed to not be an Adverse Recommendation Change).

(h)  For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement that contains confidentiality provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided that such confidentiality agreement may omit or contain a “standstill” or similar obligation to the extent that Parent is, concurrently with the entry by the Company or any Company Subsidiary into such confidentiality agreement, released from any “standstill” or other similar obligation in the Confidentiality Agreement.

“Company Takeover Proposal” means any inquiry, proposal or offer from any Person or group relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (A) 20% or more (based on the fair market value thereof, as determined by the Company Board) of the assets (including capital stock of the Company Subsidiaries) of the Company and Company Subsidiaries, taken as a whole, or (B) 20% or more of the aggregate voting power of the capital stock of the Company or (ii) any tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving the Company that, if consummated, would result in any Person or group (or the shareholders of any Person) owning, directly or indirectly, 20% or more of the aggregate voting power of the capital stock of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity, other than, in each case, the Transactions.

“Intervening Event” shall mean an event, occurrence, fact or change that materially affects the business, assets or operations of the Company occurring or arising after the date hereof that was not known or reasonably foreseeable to the Board as of the date hereof (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable), which event, occurrence, fact or change, or consequence thereof, becomes known to the Board prior to the Acceptance Time, other than (i) changes in the Company Common Stock price, in and of itself (however, the underlying reasons for such changes may constitute an Intervening Event), (ii) any Company Takeover Proposal or (iii) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (however, the underlying reasons for such events may constitute an Intervening Event).

“Superior Company Proposal” means any bona fide written Company Takeover Proposal that if consummated would result in a Person or group (or the shareholders of any Person) owning, directly or indirectly, (i) 50% or more of the aggregate voting power of the capital stock of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity or (ii) 50% or more (based on the fair market value thereof, as determined by the Company Board) of the assets (including capital stock of the Company Subsidiaries) of the Company and Company Subsidiaries, taken as a whole, (A) on terms which the Company Board determines, in good faith, after consultation with outside counsel and a financial advisor, would result in greater value to the stockholders of the Company from a financial point of view than the Transactions, taking into account all the terms and conditions of such proposal and this Agreement and (B) that is reasonably capable of being completed relative to the Transactions, taking into account all financial, regulatory, legal and other aspects of such proposal.

Wherever the term “group” is used in this Section 5.03(h), it is used as defined in Rule 13d-5 under the Exchange Act.

SECTION 5.04.  Communications and Interactions with Regulatory Authorities.  From the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, (i) promptly inform Parent of any material communication with or from the FDA, PMDA, EMA, or other Governmental Entity related to any Product Candidate and (ii) promptly inform Parent in writing of reports from any source of any serious adverse event, as that term is defined at 21 C.F.R. 312.32, for any Product Candidate; provided that the failure to deliver any such notification, in and of itself, shall not result in the failure of, or otherwise affect, any of the Offer Conditions.

ARTICLE VI

 Additional Agreements

SECTION 6.01.  Approval of the Merger.  (a)  The Merger shall be effected under Section 251(h) of the DGCL and shall be effected by Parent, Merger Sub and the Company as soon as practicable following the Acceptance Time without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL.

(b)  Immediately following the execution of this Agreement the sole stockholder of Merger Sub shall adopt this Agreement in accordance with the DGCL.

SECTION 6.02.  Access to Information; Confidentiality.  Except if prohibited by any applicable Law, the Company shall, and shall cause each of the Company Subsidiaries to, afford to Parent and to Parent’s Representatives reasonable access during normal business hours (under the supervision of appropriate personnel and in a manner that does not unreasonably interfere with the normal operation of the business of the Company and the Company Subsidiaries) during the period prior to the Effective Time to all their respective properties, books and records and Contracts and, during such period, the Company shall, and shall cause each Company Subsidiary to, furnish, as promptly as reasonably practicable, to Parent all information concerning its business, properties and personnel as Parent may reasonably request; provided, however, that any such access shall be afforded and any such information shall be furnished at Parent’s expense.  Notwithstanding the immediately preceding sentence, neither the Company nor any of the Company Subsidiaries shall be required to afford access or furnish information to the extent (a) such information is subject to the terms of a confidentiality agreement with a third party, (b) relating to the minutes of the meetings of the Company Board (including any presentations or other materials prepared by or for the Company Board) where the Company Board discussed the Transactions or any similar transaction between the Company and any other Person or (c) the Company determines in good faith that affording such access or furnishing such information would jeopardize the attorney-client privilege of the Company or any of the Company Subsidiaries, violate applicable Law or result in significant antitrust risk for the Company or any of the Company Subsidiaries; provided, in the case of clauses (a) and (c), that the Company shall use its commercially reasonable efforts to make alternative arrangements to afford such access or furnish such information without breaching such confidentiality agreement, jeopardizing such attorney-client privilege, violating applicable Law or resulting in such antitrust risk, as applicable.  All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality letter agreement dated March 5, 2018, between the Company and Parent (the “Confidentiality Agreement”).

SECTION 6.03.  Reasonable Best Efforts; Notification.  (a)  Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall, and shall cause their respective subsidiaries to, use its reasonable best efforts to promptly take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the Offer, the Merger and the other Transactions, including (i) the obtaining of all necessary actions or non-actions, waivers and Consents from, the making of all necessary registrations, declarations and filings with and the taking of all reasonable steps as may be necessary to avoid a Proceeding by any Governmental Entity with respect to this Agreement or the Transactions, (ii) the defending or contesting of any Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement.  Without limiting the generality of the foregoing, but subject in each case to the final sentence of this Section 6.03(a), Parent acknowledges and agrees that its obligation to use reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done, all things necessary, proper or advisable to consummate and make effective the Offer, the Merger and the other Transactions includes (A) executing settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Entity or with any other Person, (B) agreeing to sell, divest or otherwise convey or hold separate any asset or business of Parent, the Company or any of their respective subsidiaries, (C) permitting the Company to sell, divest or otherwise convey or hold separate any assets or businesses of the Company or any Company Subsidiary, (D) terminating existing relationships, contractual rights or obligations of Parent, the Company or any of their respective subsidiaries, (E) terminating any joint venture or other arrangement of Parent, the Company or any of their respective subsidiaries, (F) creating any relationship, contractual right or obligation of Parent, the Company or any of their respective subsidiaries and (G) effectuating any other change or restructuring of the Company or any Company Subsidiary (and,  in the case of actions by or with respect to the Company or any Company Subsidiary, by consenting to such action by the Company or such Company Subsidiary (including any consents required under this Agreement with respect to such action); provided that any such action may, at the discretion of the Company, be conditioned upon the Closing), in each case such that all actions or non-actions, waivers and Consents from any Governmental Entity that are necessary in order to consummate the Offer, the Merger and the other

Transactions are obtained at least 5 business days prior to the Outside Date.  In addition and without limiting the foregoing, the Company and the Company Board shall (I) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to any Transaction or this Agreement and (II) if any state takeover statute or similar statute or regulation becomes applicable to any Transaction or this Agreement, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions and this Agreement. Notwithstanding anything herein to the contrary, nothing in this Agreement shall require Parent to: (1) agree to sell, divest or otherwise convey or hold separate AVXS-101, (2) permit the Company to sell, divest or otherwise convey or hold separate AVXS-101, (3) terminate existing relationships, contractual rights or obligations of the Company or any Company Subsidiary relating to the development of AVXS-101, (4) terminate any joint venture or other arrangement of the Company or any Company Subsidiary relating to the development of AVXS-101, (5) create any relationship, contractual right or obligation of the Company or any Company Subsidiary relating to the development of AVXS-101, (6) effectuate any other change or restructuring of the Company or any Company Subsidiary (and, in the case of actions by or with respect to the Company or any Company Subsidiary, by consenting to such action by the Company or such Company Subsidiary) relating to the development of AVXS-101, or (7) enter into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Entity to do any of the foregoing in connection with the completion and consummation of the Transactions (each action or condition described in clauses (1)-(7), a “Burdensome Condition”).

(b)  Without limiting the generality of the parties’ obligations under Section 6.03(a), and in furtherance thereof, Parent and the Company shall, in consultation and cooperation with the other, (i) file as promptly as practicable (but in no event later than seven business days after the date of this Agreement), with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form, if any, required under the HSR Act for the Offer, the Merger or any of the other Transactions and (ii) file as promptly as practicable all appropriate filings required under any Foreign Merger Control Law.  Any such filings shall be in substantial compliance with the requirements of the HSR Act or the applicable Foreign Merger Control Law, as the case may be.  Each of Parent and the Company shall (i) furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission which is necessary under the HSR Act or any Foreign Merger Control Law, (ii) give the other party reasonable prior notice of any such filings or submissions and, to the extent reasonably practicable, of any communication with, and any inquiries or requests for additional information from, the FTC, the DOJ and any other Governmental Entity regarding the Offer, the Merger or any of the other Transactions, and permit the other party to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other party in connection with, any such filings, submissions, communications, inquiries or requests, (iii) unless prohibited by applicable Law or by the applicable Governmental Entity, and to the extent reasonably practicable, (A) not participate in or attend any meeting, or engage in any substantive conversation, with any Governmental Entity in respect of the Offer, the Merger or any of the other Transactions without the other party, (B) give the other party reasonable prior notice of any such meeting or conversation, (C) in the event one party is prohibited by applicable Law or by the applicable Governmental Entity from participating in or attending any such meeting or engaging in any such conversation, keep such party apprised with respect thereto, (D) cooperate with one another in the filing of, and consider the views of one another in connection with the form and content of, any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement, the Offer, the Merger or any of the other Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity and (E) furnish the other party with copies of all filings, submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and its affiliates and their respective Representatives, on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement, the Offer, the Merger and the other Transactions, (iv) comply with any inquiry or request from the FTC, the DOJ or any other Governmental Entity as promptly as reasonably practicable and (v) consult with one another in connection with any inquiry, hearing, investigation or litigation by, or negotiations with, any Governmental Entity relating to this Agreement, the Offer, the Merger or any of the other Transactions, including the scheduling of, and strategic planning for, any meetings with any Governmental Entity relating thereto.  Any such additional information shall be in substantial compliance with the requirements of the HSR Act or the applicable Foreign Merger Control Law, as the case may be.  Notwithstanding anything in this Agreement to the contrary, Parent shall, on behalf of the parties, control and lead all communications and strategy for dealing with the FTC, the DOJ, and any other Governmental Entity under the HSR Act or the Foreign Merger Control Laws.

SECTION 6.04.  Treatment of Company Equity Awards.  (a)  Effective as of the Effective Time, by virtue of the Merger and without any action on the part of any holder of a Company Stock Option, Company Restricted Stock Unit or Company Performance Stock Unit, as applicable:

                (i)  each Company Stock Option, whether vested or unvested, outstanding and unexercised immediately prior to the Effective Time shall be canceled at the Effective Time in exchange for a lump sum cash payment equal to (A) the excess, if any, of (1) the Offer Price (or in the case of Company Stock Options granted under the Company’s Amended and Restated 2014 Stock Plan, if greater, the volume-weighted average trading price of Company Common Stock on the date of the Acceptance Time (or if such date is not a trading day, the last trading day)) minus (2) the exercise price per share of Company Common Stock subject to such Company Stock Option, multiplied by (B) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time; and

                (ii)  each Company Restricted Stock Unit and each Company Performance Stock Unit outstanding immediately prior to the Effective Time shall be canceled at the Effective Time in exchange for a lump sum cash payment equal to (1) the Offer Price multiplied by (2) the number of shares of Company Common Stock subject to such Company Restricted Stock Unit or such Company Performance Stock Unit (as applicable) immediately prior to the Effective Time (in the case of any Company Performance Stock Unit, treating all applicable performance measures as satisfied at the maximum level).

(b)  Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions and take such other actions as may be required to effectuate the actions required by this Section 6.04, and shall, to the extent required by applicable Law outside the U.S., make provision for different treatment than the actions required by this Section 6.04 for holders of Company Equity Awards residing outside the U.S.  All amounts payable pursuant to this Section 6.04 shall be subject to any required withholding of Taxes and shall be paid without interest.

(c)  As soon as practicable following the Effective Time (but in no event later than 5 business days following the Effective Time), Parent shall, or shall cause the Surviving Corporation to, pay through its payroll systems all amounts payable pursuant to Section 6.04(a) to the former holders of Company Stock Options, Company Restricted Stock Units and Company Performance Stock Units, as applicable; provided, however, that, to the extent any such amounts relate to a Company Restricted Stock Unit or Company Performance Stock Unit that constitutes nonqualified deferred compensation subject to Section 409A of the Code, such amounts shall be paid at the earliest time permitted under the terms of the applicable agreement or Company Stock Plan relating to such Company Restricted Stock Unit or Company Performance Stock Unit that will not trigger a tax or penalty under Section 409A of the Code.

(d)  For purposes of this Agreement:

                (i)  “Company Performance Stock Unit” means any restricted stock unit award subject to performance-based vesting, payable in shares of Company Common Stock or the value of which is determined with reference to the value of shares of Company Common Stock, whether granted under a Company Stock Plan or otherwise.

                (ii)  “Company Restricted Stock Unit” means any restricted stock unit award subject to service-based vesting, payable in shares of Company Common Stock or the value of which is determined with reference to the value of shares of Company Common Stock, whether granted under a Company Stock Plan or otherwise.

                (iii)  “Company Stock Option” means any option to purchase Company Common Stock granted under a Company Stock Plan or otherwise.

                (iv)  “Company Stock Plans” means the Company Amended and Restated 2014 Stock Plan and the Company 2016 Equity Incentive Plan.

SECTION 6.05.  Employee Matters.  (a)  For the remainder of the calendar year that includes the Effective Time and the following calendar year (the “Continuation Period”), Parent shall provide or cause the Surviving Corporation to provide to each individual who is employed by the Company or any Company Subsidiary immediately prior to the Effective Time (each, a “Continuing Company Employee”) (i) annual base salary or base wage and cash incentive opportunities that are each no less favorable than those provided to such Continuing Company Employee by the Company or the Company Subsidiaries immediately prior to the Effective Time and (ii) other employee benefits (excluding the value of equity compensation) that are substantially comparable in the aggregate to those provided to such Continuing Company Employee by the Company or the Company Subsidiaries immediately prior to the Effective Time. Continuing Company Employees will be eligible to participate in Parent equity plans following the Effective Time on the same basis as other similarly situated employees of Parent, the Surviving Corporation and their respective affiliates.  Following the Continuation Period, the Continuing Company Employees shall be entitled to participate in the plans of Parent, the Surviving Corporation or their respective affiliates (the “Surviving Corporation Plans”) to the same extent as other similarly situated employees of Parent, the Surviving Corporation and their respective affiliates.  In addition, and without limiting the generality of the foregoing, each Continuing Company Employee shall be immediately eligible to participate, without any waiting time, in any Surviving Corporation Plans providing health or welfare coverage, to the extent coverage under any such plan replaces coverage under a comparable benefit plan in which such Continuing Company Employee participates immediately prior to the Effective Time.  Nothing in this Section 6.05 or elsewhere in this Agreement shall be construed to create a right in any Continuing Company Employee to employment with Parent or the Surviving Corporation.

(b)  Without limiting the generality of Section 6.05(a), from and after the Effective Time, Parent shall or shall cause the Surviving Corporation to assume, honor and continue in accordance with their terms during the Continuation Period or, if later, until all obligations thereunder have been satisfied, all of the Company’s employment, severance, retention, termination and change in control plans, policies, programs, agreements and arrangements  maintained by the Company or any Company Subsidiaries, in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Transactions (either alone or in combination with any other event), without any amendment or modification adverse to the applicable employee or participants without their consent, other than any amendment or modification required to comply with applicable Law.  Parent hereby acknowledges that the consummation of the Transactions constitutes a “change in control” or a “change of control” (or a term of similar import) for purposes of any Company Benefit Plan that contains a definition of “change in control” or “change of control” (or a term of similar import), as applicable.

(c)  With respect to all Surviving Corporation Plans made available to Continuing Company Employees, including any “employee benefit plan”, as defined in Section 3(3) of ERISA, maintained by Parent or any of its respective subsidiaries (including any vacation, paid time-off and severance plans, but excluding any defined benefit pension plans and any post-retirement medical plans), for purposes of determining eligibility to participate, vesting and amount or level of benefits, each Continuing Company Employee’s service with the Company or any Company Subsidiaries (as well as service with any predecessor employer of the Company or any such Company Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Company Subsidiary) shall be treated as service with Parent or any of their respective subsidiaries; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.  In addition, Parent shall, and shall cause the Surviving Corporation to, credit each Continuing Company Employee with paid time off equal to the paid time off such Continuing Company Employee had accrued with the Company or any Company Subsidiary that was unused immediately prior to the Effective Time, unless such paid time off is paid out in accordance with applicable Law.

(d)  With respect to any welfare plan maintained by Parent or any of its subsidiaries in which any Continuing Company Employee is eligible to participate after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions and exclusions and waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to such employees and their eligible dependents and beneficiaries, to the extent such limitations were waived, satisfied or did not apply to such employees or eligible dependents or beneficiaries under the corresponding welfare Company Benefit Plan in which such employees participated immediately prior to the Effective Time and (ii) provide Continuing Company Employees and their eligible dependents and beneficiaries with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any analogous deductible or out-of-pocket maximum requirements to the extent applicable under any such plan.

(e)  Annual cash incentive bonuses for the fiscal year which includes the Effective Time shall be treated as set forth in Section 6.05(e) of the Company Disclosure Letter.

(f)  Prior to the Effective Time, the Company shall cooperate with Parent to establish a retention program for the benefit and retention of Continuing Company Employees following the Effective Time.

(g)  The provisions of this Section 6.05 are solely for the benefit of the parties to this Agreement, and no Continuing Company Employee or any other Person (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement (except to the extent provided in Section 9.07 with respect to Sections 6.04 and 6.07), and no provision of this Section 6.05 shall create such rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any Company Benefit Plan or any employee program or any plan or arrangement of Parent or any of its subsidiaries.  Nothing herein shall be construed as an amendment to any Company Benefit Plan or plan, program, policy, agreement, arrangement or understanding of Parent.

SECTION 6.06.  Company Warrants.  Following the date of this Agreement, the Company shall deliver in a timely manner all notices to the holders of outstanding warrants to purchase shares of Company Common Stock (the “Company Warrants”) required under the terms of the Company Warrants in connection with this Agreement and the Transactions.

SECTION 6.07.  Indemnification.  (a)  All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) now existing in favor of any Person who is or prior to the Effective Time becomes, or has been at any time prior to the date of this Agreement, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company, any of the Company Subsidiaries or any of their respective predecessors (each, an “Indemnified Party”) as provided in the Company Charter, the Company By-laws, the organizational documents of any Company Subsidiary or any indemnification agreement between such Indemnified Party and the Company or any of the Company Subsidiaries in effect as of the date hereof (i) shall survive the Merger, (ii) shall continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of such acts or omissions and (iii) shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.  Parent shall ensure that the Surviving Corporation complies with and honors the foregoing obligations.

(b)  Without limiting Section 6.07(a) or any rights of any Indemnified Party pursuant to any indemnification agreement, from and after the acceptance for payment of, and payment by Merger Sub for, any shares of Company Common Stock pursuant to the Offer, in the event of any threatened or actual Proceeding, whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that the Indemnified Party is or was a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company, any of the Company Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the Transactions, whether in any case asserted or arising before or after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, as and to the fullest extent permitted by applicable Law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any Proceeding to each Indemnified Party to the fullest extent permitted by applicable Law upon receipt of any undertaking required by applicable Law), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Proceeding.  None of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Proceeding for which indemnification could be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent.  Parent and the Surviving Corporation shall at their own expense cooperate with an Indemnified Party in the defense of any matter for which such Indemnified Party could seek indemnification hereunder; provided that, absent an actual or potential conflict of interest, in which case such Indemnified Party shall control and appoint its own lead counsel at Parent’s or the Surviving Corporation’s expense, as applicable, Parent and the Surviving Corporation shall be entitled to control and appoint lead counsel for such defense.  Parent’s and the Surviving Corporation’s obligations under this Section 6.07(b) shall continue in full force and effect for the period beginning upon the acceptance for payment of, and payment by Merger Sub for, any shares of Company Common Stock pursuant to the Offer and ending six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Proceeding asserted or made within such period shall continue until the final disposition of such Proceeding.

(c)  The Company may obtain, at or prior to the Effective Time, prepaid (or “tail”) directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions) for the period beginning upon the acceptance for payment of, and payment by Merger Sub for, any shares of Company Common Stock pursuant to the Offer and ending six years from the Effective Time, covering each Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any Indemnified Party than those of the Company’s directors’ and officers’ liability insurance policies in effect on the date of this Agreement (the “Existing D&O Policies”); provided, however, that the maximum aggregate annual premium for such “tail” insurance policies for any such year shall not exceed the maximum aggregate annual premium contemplated by the second succeeding sentence.  If such “tail” insurance policies have been obtained by the Company, Parent shall cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and cause all obligations thereunder to be honored by the Surviving Corporation.  In the event the Company does not obtain such “tail” insurance policies, then, for the period beginning upon the acceptance for payment of, and payment by Merger Sub for, any shares of Company Common Stock pursuant to the Offer and ending six years from the Effective Time, Parent shall maintain in effect the Existing D&O Policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions); provided, however, that neither Parent nor the Surviving Corporation shall be required to pay an aggregate annual premium for such insurance policies in excess of 300% of the annual premium payable by the Company for coverage for its current fiscal year under the Existing D&O Policies (which amount the Company represents and warrants is set forth in Section 6.07(c) of the Company Disclosure Letter); provided further that if the annual premium of such insurance coverage exceeds such amount, Parent or the Surviving Corporation shall be obligated to obtain the most advantageous policy available for an annual premium equal to such amount; and provided further that the Surviving Corporation may substitute therefor policies of a reputable and financially sound insurance company containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any Indemnified Party.

(d)  In the event that (i) the Surviving Corporation or any of its successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or a substantial portion of its properties and other assets to any Person or (ii) Parent or any of its successors or assigns dissolves the Surviving Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth in this Section 6.07.

(e)  The obligations of Parent and the Surviving Corporation under this Section 6.07 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.07 applies without the consent of such affected Indemnified Party.  The provisions of this Section 6.07 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to which each Indemnified Party is entitled, whether pursuant to Law, contract or otherwise.

(f)  Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in successfully enforcing the indemnity and other obligations provided in this Section 6.07.

SECTION 6.08.  Fees and Expenses.  (a)  Except as set forth in Section 6.02, Section 6.07, this Section 6.08 and Section 6.10, all fees and expenses incurred in connection with this Agreement, the Offer, the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

(b)  In the event that:

                (i)  the Company terminates this Agreement pursuant to Section 8.01(g);

                (ii)  Parent terminates this Agreement pursuant to Section 8.01(d); or

                (iii)  (A)  after the date of this Agreement, a Company Takeover Proposal is publicly proposed or announced or the making or existence of a Company Takeover Proposal shall have otherwise become publicly known and such Company Takeover Proposal is not publicly withdrawn (x) in the case of this Agreement being subsequently terminated pursuant to Section 8.01(c), prior to the time of the breach or failure to perform giving rise to such termination or (y) in the case of this Agreement being subsequently terminated pursuant to Section 8.01(b)(i), prior to the date that is two business days prior to the final expiration date of the Offer, (B) after such proposal becomes publicly known, this Agreement is terminated by either Parent or the Company pursuant to Section 8.01(b)(i) or by Parent pursuant to Section 8.01(c), (C) in the case of a termination pursuant to Section 8.01(b)(i), at the final expiration date of the Offer, the Offer Conditions set forth in clauses (b) and (i) of Exhibit A shall have been satisfied, but the Minimum Tender Condition shall not have been satisfied and

(D) within 9 months of such termination the Company enters into a definitive agreement to consummate, or consummates, the transactions contemplated by a Company Takeover Proposal,

then the Company shall pay to Parent a fee of $284,000,000 (the “Company Termination Fee”). For purposes of this Section 6.08(b), the term “Company Takeover Proposal” shall have the meaning assigned to such term in Section 5.03(h), except that all references to 20% in such definition shall be deemed references to 50%.  Any fee due under this Section 6.08(b) shall be paid by wire transfer of same-day funds to an account designated by Parent, (1) in the case of clause (i) above, prior to or simultaneously with such termination of this Agreement, (2) in the case of clause (ii) above, within two business days after the date of such termination of this Agreement and (3) in the case of clause (iii) above, within two business days after the earlier of (x) the date of entry into such definitive agreement or (y) the date of the consummation of such Company Takeover Proposal.   The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(c)  In the event that:

                (i)  Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(i) and at the time of such termination, (A) the Offer Conditions set forth in clause (b) or clause (i) of Exhibit A shall not have been satisfied (with regard to the Offer Condition set forth in clause (i) of Exhibit A, as a result of a Legal Restraint arising under the HSR Act or a Foreign Merger Control Law),  (B) the failure the Offer Conditions referred to in clause (A) above was not primarily caused by any material breach of Section 6.03 by the Company and (C) all of the other Offer Conditions (other than the Minimum Tender Condition) were satisfied or waived (except for those conditions that by their terms are to be satisfied at the consummation of the Offer, provided that such conditions were then capable of being satisfied if the consummation of the Offer had taken place); or

                (ii)  Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(ii) as a result of a Legal Restraint arising under the HSR Act or a Foreign Merger Control Law,

then Parent shall pay to the Company a fee of $437,000,000 plus, if applicable, the Extension Fee (collectively, the “Parent Termination Fee”). Any fee due under this Section 6.08(c) shall be paid by wire transfer of same-day funds to an account designated by the Company within two business days after the date of such termination of this Agreement.  The parties hereto acknowledge and agree that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion, whether or not the Parent Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(d)  Acceptance by Parent of the fee due under Section 6.08(b)(i) shall constitute acceptance by Parent of the validity of any termination of this Agreement under Section 8.01(g).  Except with respect to claims for, arising out of, or in connection with fraud or willful and material breach of this Agreement, payment of the Company Termination Fee described in this Section 6.08 shall constitute the sole and exclusive remedy of Parent and Merger Sub against the Company and the Company Subsidiaries and their respective current, former or future Representatives for any loss suffered as a result of the failure of the Transactions to be consummated, and upon payment of the Company Termination Fee, none of the Company or the Company Subsidiaries or any of their respective current, former or future Representatives shall have any further liability or obligation relating  to or arising out of this Agreement or the Transactions.  Acceptance by the Company of the fee due under Section 6.08(c) shall constitute acceptance by the Company of the validity of any termination of this Agreement by Parent under Section 8.01(b).  Except with respect to claims for, arising out of, or in connection with fraud or willful and material breach of this Agreement, payment of the Parent Termination Fee described in this Section 6.08 shall constitute the sole and exclusive remedy of the Company against Parent and Merger Sub and their respective current, former or future Representatives for any loss suffered as a result of the failure of the Transactions to be consummated, and upon payment of the Parent Termination Fee, none of Parent or Merger Sub or any of their respective current, former or future Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

(e)   Each Party acknowledges that the agreements contained in this Section 6.08 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, no party would have entered into this Agreement.  Accordingly, if the Company fails to promptly pay any amount due to Parent pursuant to this Section 6.08, or if Parent fails to promptly pay the Regulatory Termination Fee (any such amount, a “Payment”), and, in order to obtain such Payment, the party entitled to receive such Payment (the “Recipient”) commences a legal action which results in a judgment against the party obligated to make such Payment (the “Payor”) for the applicable Payment, or any portion thereof, the Payor shall pay to the Recipient its costs and expenses incurred in connection with such legal action, together with interest on the amount of such Payment at the publicly announced prime rate of Citibank, N.A. from the date such payment was required to be paid to (but excluding) the Payment date.

SECTION 6.09.  Public Announcements.  Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Offer, the Merger and the other Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange and except as specifically permitted or required by Section 5.03.

SECTION 6.10.  Transfer Taxes.  All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Transactions shall be paid by either Merger Sub or the Surviving Corporation, and the Company shall cooperate with Merger Sub and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

SECTION 6.11.  Stockholder Litigation.  Prior to the termination of this Agreement in accordance with Article VIII, the Company shall promptly advise Parent of any Proceeding commenced or, to the knowledge of the Company, threatened by a stockholder against the Company or its directors relating to any Transaction and shall keep Parent promptly and reasonably informed regarding any such Proceeding. The Company shall give Parent the opportunity to participate in the defense or settlement of any such Proceeding and shall give due consideration to Parent’s views with respect thereto; provided, however, that the Company shall control such defense and this Section 6.11 shall not give Parent the right to direct such defense; and provided further, that no settlement of any such Proceeding shall be agreed to without Parent’s consent, which consent shall not be unreasonably withheld, delayed or conditioned.

SECTION 6.12.  Rule 14d-10 Matters.  Prior to the Acceptance Time, the Company (acting through the Company Board and its Compensation Committee) shall take all such steps as may be required to cause to be exempt under Rule 14d-10(d) under the Exchange Act any employment compensation, severance or other employee benefit arrangement that has been, or after the date of this Agreement will be, entered into by the Company or any of the Company Subsidiaries with current or future directors, officers, employees or other service providers of the Company or any of the Company Subsidiaries and to ensure that any such arrangements fall within the safe harbor provisions of such rule.  Promptly upon Parent or any of its affiliates entering into any such arrangement with any current or future director, officer, employee or other service provider of the Company or any of the Company Subsidiaries, Parent will provide to the Company any and all information concerning such arrangements as may be needed by the Company to comply with this Section 6.12.

SECTION 6.13.  Rule 16b-3 Matters.  The Company shall take all reasonable steps as may be required to cause any dispositions of Company equity securities (including derivative securities) in connection with this Agreement by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

SECTION 6.14.  Merger Sub and Surviving Corporation Compliance.  Parent shall cause Merger Sub or the Surviving Corporation, as applicable, to comply with all of its respective obligations under this Agreement and Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

ARTICLE VII

Conditions Precedent to the Merger

SECTION 7.01.  Conditions to Each Party’s Obligation.  The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Merger Closing Date of the following conditions:

(a)  No Legal Restraints.  No Judgment issued by any Governmental Entity of competent jurisdiction or Law or other legal restraint or prohibition (collectively, “Legal Restraints”) preventing or prohibiting the consummation of the Merger shall be in effect.

(b)  Acceptance for Payment of Company Common Stock.  Merger Sub shall have accepted for payment all shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer.

SECTION 7.02.  Frustration of Closing Conditions.  Neither Parent nor Merger Sub may rely on the failure of any Offer Condition or any condition set forth in Section 7.01 to be satisfied if such failure was caused by the failure of Parent or Merger Sub to perform any of its obligations under this Agreement, to act in good faith or to use its reasonable best efforts to consummate the Offer, the Merger and the other Transactions, as required by and subject to Section 6.03.  The Company may not rely on the failure of any condition set forth in Section 7.01 to be satisfied if such failure was caused by its failure to perform any of its obligations under this Agreement, to act in good faith or to use its reasonable best efforts to consummate the Merger and the other Transactions, as required by and subject to Section 6.03.

ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01.  Termination.  This Agreement may be terminated at any time prior to the Acceptance Time:

(a)  by mutual written consent of Parent, Merger Sub and the Company;

(b)  by either Parent or the Company:

                (i)  if the Acceptance Time has not occurred on or before July 6, 2018 (the “Initial Outside Date” and such date as it may be extended in accordance with this Section 8.01(b)(i), the “Outside Date”); provided, however, that (A) if, as of the close of business on the date that is six business days prior to the Initial Outside Date, all of the Non-Minimum Tender Offer Conditions, other than the Offer Conditions set forth in clauses (b) or (i) (solely, in the case of clause (i), relating to a Legal Restraint in respect of the HSR Act or any Foreign Merger Control Law) of Exhibit A, shall have been satisfied or waived, then Parent may, in its sole discretion, by providing written notice to the Company on or prior to the

Initial Outside Date, extend the Outside Date to October 6, 2018 (the “Extended Outside Date”); provided further, that during the period between the Initial Outside Date and the Extended Outside Date, if and only if the Offer Conditions set forth in clauses (b) and (i) of Exhibit A have not been satisfied at such time, Parent shall at all times be permitted to terminate this Agreement pursuant to this Section 8.01(b)(i); provided further, that notwithstanding the foregoing, the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to a party if the failure to consummate the Offer is the result of a material breach of this Agreement by such party; or

                (ii)  if any Legal Restraint permanently preventing or prohibiting consummation of the Offer or the Merger shall be in effect and shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this clause (ii) shall have complied with its obligations under Section 6.03 in respect of any such Legal Restraint;

(c)  by Parent, if the Company breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of the conditions set forth in clause (ii) or (iii) of Exhibit A and (ii) cannot be or has not been cured prior to the earlier of (x) 30 days after the giving of written notice to the Company of such breach and (y) the Outside Date (provided that Parent and Merger Sub are not then in material breach of any representation, warranty or covenant contained in this Agreement);

(d)  by Parent, if: (i) the Board of Directors shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed, or shall have effected an Adverse Recommendation Change; (ii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act that constitutes a Company Takeover Proposal, other than the Offer, the Board of Directors fails to recommend, in a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) business days of the commencement of such tender offer or exchange offer; (iii) there shall have been an intentional and material breach of Section 5.03(a) or 5.03(b)(i); or (iv) the Board of Directors fails to publicly reaffirm the Company Board Recommendation within ten (10) business days after Parent requests in writing following the date any Company Takeover Proposal is first made public; provided, that Parent may only make such request once with respect to any Company Takeover Proposal (provided that each time a Company Takeover Proposal is revised, Parent shall be entitled to make a new request);

(e)  by the Company, if Merger Sub shall have terminated the Offer prior to its expiration date (as such expiration date may be extended and re-extended in accordance with Section 1.01(a)), other than in accordance with this Agreement;

(f)  by the Company, if Parent or Merger Sub breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement (without regard to any qualifications or exceptions contained therein as to materiality or Parent Material Adverse Effect), which breach or failure to perform (i) had or would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect and (ii) has not been cured prior to the earlier of (x) 30 days after the giving of written notice to Parent or Merger Sub of such breach and (y) the Outside Date (provided that the Company is not then in material breach of any representation, warranty or covenant contained in this Agreement); or

(g)  by the Company in accordance with Section 8.04(b).

The party desiring to terminate this Agreement pursuant to this Section 8.01 (other than pursuant to Section 8.01(a)) shall give written notice of such termination to the other party in accordance with Section 9.02.

SECTION 8.02.  Effect of Termination.  In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent or Merger Sub, on the one hand, or the Company, on the other hand (except to the extent that such termination results from the willful and material breach by a party of any representation, warranty or covenant set forth in this Agreement, in which case such party shall be liable to the other party for damages which shall include, in the case of a breach by Parent or Merger Sub, liability to the Company for lost stockholder premium), other than the last three sentences of Section 1.01(a), Section 1.02(c), Section 3.20, Section 4.06, the last sentence of Section 6.02, Section 6.08, this Section 8.02 and Article IX, which provisions shall survive such termination.

SECTION 8.03.  Amendment; Extension; Waiver.  (a)  At any time prior to the Effective Time, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other party (ii) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (iii) waive compliance by the other party with any of the agreements or conditions contained in this Agreement (treating Parent and Merger Sub as one party for this purpose).  Notwithstanding the foregoing, (A) after the Acceptance Time, (1) there shall be made no amendment to this Agreement that decreases the Merger Consideration and (2) termination of this Agreement pursuant to Section 8.01(a) and any amendments to this Agreement shall require, in addition to the consent of Parent and Merger Sub, the consent of the Company Board and, at the time of such consent, either (x) a majority of the directors on the Company Board shall have been directors on the Company Board on the date hereof or shall have been nominated or designated to be directors by a majority of the directors on the Company Board on the date hereof (such directors, “Continuing Directors”) or (y) if the Continuing Directors constitute a minority of the Company Board, each Continuing Director shall approve such termination or amendment and (B) no amendment shall be made to this Agreement after the Effective Time.

(b)  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.  Any agreement on the part of a party to any extension or waiver with respect to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure of any party to this

Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 8.04.  Procedure for Termination, Amendment, Extension or Waiver.  (a)  A termination of this Agreement pursuant to Section 8.01 or an amendment of this Agreement or an extension or waiver with respect to this Agreement pursuant to Section 8.03 shall, in order to be effective, require, in the case of Parent, Merger Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors.  Termination of this Agreement pursuant to Section 8.01 shall not require the approval of the stockholders of the Company.

(b)  The Company may terminate this Agreement pursuant to Section 8.01(g) only if (i) the Company Board has received a Superior Company Proposal and substantially concurrently enters into a binding, written definitive acquisition agreement providing for the consummation of such Superior Company Proposal, (ii) the Company has complied in all material respects with its obligations under Section 5.03(f), and (iii) the Company has paid, or simultaneously with the termination of this Agreement pays, the fee due under Section 6.08 that is payable if this Agreement is terminated pursuant to Section 8.01(g).

ARTICLE IX

General Provisions

SECTION 9.01.  Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.  This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 9.02.  Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given, (a) if directed to the Company, on the date sent by facsimile or e-mail of a PDF document if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient, (b) if directed to Parent or Merger Sub, on the date sent by facsimile if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient, (c)  when delivered, if delivered personally to the intended recipient, and (d) one business day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party (or at such other address for a party as shall be specified by like notice):

                                                (a)  if to Parent or Merger Sub, to

Novartis AG
Postfach
CH-4002 Basel
Switzerland
Attention:	Head Legal M&A, Novartis International AG
Facsimile:	+41 61 32 44 300

with a copy to:

Hogan Lovells US LLP
875 Third Avenue
New York, NY 10022
Attention:	Adam H. Golden
Joseph E. Gilligan
Facsimile:	+1 212 918 3100

(b) if to the Company, to

AveXis, Inc.
2275 Half Day Rd, Suite 200
Bannockburn, Illinois 60015
Attention:	Michael Johannesen
Email:	mjohannesen521@avexis.com
Facsimile:	+845 510 0775

with a copy to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Attention:	Faiza J. Saeed, Esq.
George F. Schoen, Esq.
Email:	FSaeed@Cravath.com
GSchoen@Cravath.com
Facsimile:	+1 212 474 3700

SECTION 9.03.  Definitions.  For purposes of this Agreement:

“Additional Per Share Consideration” means if Parent has elected to extend the Outside Date pursuant to Section 8.01(b)(i), $7 or (ii) in all other circumstances, $0.

An “affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.  As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities or other interests, by contract or otherwise.

“Book-Entry Shares” means shares of Company Common Stock held in the Direct Registration System.

A “business day” has the meaning set forth in Rule 14d-1(g)(3) of the Exchange Act; provided, however, that, in the case of determining (i) a date when any payment is due or (ii) whether a day constitutes  a “business day” for purposes of Section 5.03(f) or Section 9.02, a day on which banks in either New York, New York or Basel, Switzerland are authorized or required by Law to be closed shall not be a “business day”.

“Company Material Adverse Effect” means any change, event, effect or occurrence that (i) has a material adverse effect on the business, assets, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) prevents or materially delays the consummation of Offer, the Merger and the other Transactions or the ability of the Company to perform its obligations under this Agreement in any material respect; provided, however, that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: any change, event, effect or occurrence to the extent resulting from or arising in connection with (A) general conditions in the industries in which the Company and the Company Subsidiaries operate, (B) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets and price levels or trading volumes), in each case in the United States or elsewhere in the world, (C) any change or prospective change in applicable Law or GAAP (or interpretation or enforcement thereof), (D) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, cyber-intrusion or terrorism, or any escalation or worsening of any such acts of war, sabotage, cyber-intrusion or terrorism, (E) any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster, (F) the failure, in and of itself, of the Company to meet any internal or external projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement, or changes or prospective changes in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition), (G) the announcement, pendency or performance of any of the Transactions, including any stockholder (direct or derivative) Proceeding in respect of this Agreement or any of the Transactions, actions specifically required by the covenants contained in this Agreement (excluding the Company operating in the ordinary course of business) and any loss of or change in relationship, contractual or otherwise, with any customer, Governmental Entity, supplier, vendor, investor, licensor, licensee or other business partner, or departure of any employee or officer, of the Company or any of the Company

Subsidiaries to the extent resulting from or arising in connection with such announcement, pendency or performance, (it being understood that this clause (G) shall not apply with respect to a representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions or the performance of obligations under this Agreement), (H) (1) any action taken by the Company or any of the Company Subsidiaries at Parent’s written request or with Parent’s written consent or that is expressly required by this Agreement or (2) the failure to take any action by the Company or any of the Company Subsidiaries if that action is prohibited by this Agreement to the extent that Parent unreasonably withholds its consent after receipt of a written request therefor, (I) the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective affiliates, (J) any determination by, or delay of a determination by, the FDA or any other Governmental Entity, or any panel or advisory body empowered or appointed thereby, or any indication that any such entity, panel or body will make any determination or delay in making any determination, with respect to the approvability, manufacturing, labeling, contents of package insert, prescribing information, risk management profile, chemistry, manufacturing and controls (CMC) matters or pre-approval inspection matters relating to any Product Candidates or any products or product candidates of any competitors of the Company, or any requirement relating to the results of any pre-clinical or clinical testing being conducted by or on behalf of the Company, any of its competitors or any of their respective collaboration partners, including any requirement to conduct further clinical trials or any delayed or accelerated launch of any Product Candidates or any products or product candidates of any competitors of the Company, (K) the results of, or any data derived from, any pre-clinical or clinical testing being conducted by or on behalf of the Company, any of its competitors or any of their respective collaboration partners or any announcement thereof, (L) increased incidence or severity of any previously identified side effects, adverse events or safety observations, or reports of new side effects, adverse events or safety observations, with respect to any Product Candidates or any products or product candidates of any competitors of the Company, (M) any recommendations, statements or other pronouncements made, published or proposed by professional medical organizations or any Governmental Entity or representative thereof, or any panel or advisory body empowered or appointed thereby, relating to any Product Candidates or any products or product candidates of any competitors of the Company, (N) any supply chain disruption affecting Product Candidates or any products or product candidates of any competitors of the Company, (O) any determination or development relating to coverage, reimbursement or payor rules or policies applicable to, or pricing of, any Product Candidates or any products or product candidates of any competitors of the Company, and (P) the expiry, finding of invalidity or unenforceability or loss of exclusivity with respect to any patent owned or licensed by the Company and covering any product candidate of the Company, except (1) in the case of clause (A), (B), (C), (D) or (E), to the extent that the Company and the Company Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and the Company Subsidiaries operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect) and (2) in the case of clause (J), (K), (L), (M), (O), or (P) to the extent that such change, event, effect or occurrence results from fraud by the Company or the Company Subsidiaries (in which case such change, event, effect or occurrence, to the extent resulting from fraud by the Company or the Company Subsidiaries, may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Direct Registration System” means the service that provides for electronic direct registration of securities in a record holder’s name on the Company’s transfer books and allows shares to be transferred between record holders electronically.

“Drug Laws” means statutes, laws, ordinances, rules, regulations and administrative policies enforced by the FDA and comparable foreign Governmental Entities.

“Extension Fee” means (i) if Parent has elected to extend the Outside Date pursuant to Section 8.01(b)(i), the termination of the Agreement occurs after the Initial Outside Date and on or before the date that is thirty (30) calendar days after the Initial Outside Date, and the failure of the Acceptance Time to occur on or before such termination date was not primarily the result of a material breach of this Agreement by the Company, $105,000,000, (ii) if Parent has elected to extend the Outside Date pursuant to Section 8.01(b)(i), the termination of the Agreement occurs after the date that is thirty (30) calendar days after the Initial Outside Date and on or before the date this is sixty (60) calendar days after the Initial Outside Date, and the failure of the Acceptance Time to occur on or before such termination date was not primarily the result of a material breach of this Agreement by the Company, $195,000,000, (iii) if Parent has elected to extend the Outside Date pursuant to Section 8.01(b)(i), the termination of the Agreement occurs after the date that is sixty (60) calendar days after the Initial Outside Date, and the failure of the Acceptance Time to occur on or before such termination date was not primarily the result of a material breach of this Agreement by the Company, $285,000,000 or (iv) in all other circumstances, $0.

“FDA” means the United States Food and Drug Administration.

“Good Clinical Practice Requirements” means the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials, including those standards contained in 21 C.F.R. Parts 50, 54, 56 and 312, and applicable FDA guidance, and comparable standards of any other applicable Governmental Entity.

“Good Laboratory Practice Requirements” means the FDA’s standards for conducting non-clinical laboratory studies, including those standards contained in 21 C.F.R. Part 58, and applicable FDA guidance, and comparable standards of any other applicable Governmental Entity.

“Good Manufacturing Practice Requirements” means the FDA’s standards for manufacturing drugs and biological products, including those standards contained in

21 C.F.R. Parts 210, 211, 600 and 610 and applicable FDA guidance, and comparable standards of any other applicable Governmental Entity.

“Information Privacy and Security Laws” means all applicable Law concerning the privacy, data protection, processing, transfer or security of Personal Information, including the following and their implementing regulations: (i)  the U.S. Health Insurance Portability and Accountability Act of 1996, as amended by the U.S. Health Information Technology for Economic and Clinical Health Act of 2009, including the regulations promulgated thereunder (collectively “HIPAA”), (ii) the EU Data Protection Directive 95/46/EC of 24 October 1995, the EU General Data Protection Regulation 2016/679/EU of April 27, 2016, the EU ePrivacy Directive 2002/58/EC of 12 July 2002 and the related implementing legislation of the EU Member States, (iii) the Gramm-Leach-Bliley Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act, the Telephone Consumer Protection Act, Section 5 of the Federal Trade Commission Act as it applies to the receipt, access, use, disclosure, and security of Personal Information, the CAN-SPAM Act, Children’s Online Privacy Protection Act, PCI DSS, and any equivalent foreign requirements, and (iv) data breach notification Laws, state data security laws, state social security number protection laws, any applicable Law pertaining to privacy or data security and any applicable Law in the U.S. or outside the U.S concerning requirements for website and mobile application privacy policies and practices, or any outbound communications (including e-mail marketing, telemarketing and text messaging), tracking and marketing.

“knowledge” of any Person means, with respect to any matter in question, the actual knowledge of such Person’s executive officers, which, in the case of the Company, shall include those persons listed in Section 9.03 of the Company Disclosure Letter.

“Non-Minimum Tender Offer Conditions” means the Offer Conditions other than the Minimum Tender Condition.

“Parent Material Adverse Effect” means any change, effect, event or occurrence that prevents or materially delays (a) the consummation of the Offer, the Merger and the other Transactions or (b) the ability of Parent to perform its obligations under this Agreement in any material respect.

A “Person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Product Candidate” means any drug or biological product candidate and any components thereof being developed, tested, labeled, manufactured, stored, imported, exported or distributed by the Company or any Company Subsidiary, including AVXS-101, AVXS-201, and AVXS-301.

A “subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

SECTION 9.04.  Interpretation.  The headings contained in this Agreement and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  References to “this Agreement” shall include the Company Disclosure Letter.  All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any terms used in the Company Disclosure Letter, any Exhibit or any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement.  The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The word “will” shall be construed to have the same meaning as the word “shall”.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  The word “or” shall not be exclusive.  The phrase “date hereof” or “date of this Agreement” shall be deemed to refer to April 6, 2018.  Unless the context requires otherwise (i) any definition of or reference to any Contract, instrument or other document or any Law herein shall be construed as referring to such Contract, instrument or other document or Law as from time to time amended, supplemented or otherwise modified, but only to the extent, in the case of any material amendment, supplement or other modification to any Contract, instrument or other document listed in the Company Disclosure Letter, that such amendment, supplement or other modification is also listed in the appropriate schedule (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof and (iv) all references herein to Articles, Sections and Exhibits shall be construed to refer to Articles and Sections of, and Exhibits to, this Agreement.  This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

SECTION 9.05.  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

SECTION 9.06.  Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.  Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 9.07.  Entire Agreement; Third-Party Beneficiaries; No Other Representations or Warranties.  (a)  This Agreement and the Confidentiality Agreement (i) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties and their affiliates, or any of them, with respect to the subject matter of this Agreement and the Confidentiality Agreement and (ii) except for Section 6.07, are not intended to confer upon any Person other than the parties any rights or remedies.  Notwithstanding clause (ii) of the immediately preceding sentence, following the Effective Time the provisions of Article II shall be enforceable by holders of Certificates and holders of Book-Entry Shares to the extent necessary to receive the Merger Consideration to which such holders are entitled thereunder and the provisions of Section 6.04 shall be enforceable by holders of awards under the Company Stock Plans to the extent necessary to receive the amounts to which such holders are entitled thereunder.

(b)  Without limiting Parent’s or Merger Sub’s remedies in the case of common law fraud, each of Parent and Merger Sub acknowledges that, except for the representations and warranties contained in Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of the Company Subsidiaries or with respect to any other information made available to Parent or Merger Sub in connection with the Transactions.  Except in the case of fraud, neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the Transactions, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in Article III.

(c)  Except for the representations and warranties contained in Article IV, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information made available to the Company in connection with the Transactions.

SECTION 9.08.  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 9.09.  Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of its obligations under this Agreement.  Any purported assignment without such consent shall be void.  Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.10.  Specific Enforcement; Jurisdiction.  (a)  The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement in any court referred to in Section 9.10(b), without the necessity of proving the inadequacy of money damages as a remedy  (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.  The right to specific enforcement shall include the right of the Company to cause Parent and Merger Sub to cause the Offer, the Merger and the other Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement.  The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.  Each of the parties acknowledges and agrees that the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without such right, none of the parties would have entered into this Agreement.  If, prior to the Outside Date, any party brings any Proceeding, in each case in accordance with Section 9.10(b), to enforce specifically the performance of the terms and provisions hereof by any other party, the Outside Date shall automatically be extended by (i) the amount of time during which such Proceeding is pending, plus 20 business days or (ii) such other time period established by the court presiding over such Proceeding, as the case may be.

(b)  Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall be unavailable, any state or Federal court sitting in the State of Delaware) for the purpose of any Proceeding arising out of or relating to this Agreement, the Offer, the Merger or any of the other Transactions, and each of the parties hereby irrevocably agrees that all claims with respect to such Proceeding may be heard and determined exclusively in such court.  Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall be unavailable, any state or Federal court sitting in the State of Delaware) in the event any Proceeding arises out of this Agreement, the Offer, the Merger or any of the other Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) irrevocably consents to the service of process in any Proceeding arising out of or relating to this Agreement, the Offer, the Merger or any of the other Transactions, on behalf of itself or its property, by U.S. registered mail to such party’s respective address set forth in Section 9.02 (provided that nothing in this Section 9.10(b) shall affect the right of any party to serve legal process in any other manner permitted by Law) and (iv) agrees that it will not bring any Proceeding relating to this Agreement, the Offer, the Merger or any of the other Transactions in any court other than the Court of Chancery of the State of Delaware (or, if such court shall be unavailable, any state or Federal court sitting in the State of Delaware).  The parties hereto agree that a final trial court judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

SECTION 9.11.  Waiver of Jury Trial.  Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any Proceeding arising out of this Agreement, the Offer, the Merger or any other Transaction.  Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any Proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 9.11.

[remainder of page intentionally blank; signature pages follow]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

NOVARTIS AG, as Parent,
by
/s/ Nigel Sheail
Name: Nigel Sheail
Title: As Attorney

by
/s/ Augusto Lima
Name: Augusto Lima
Title: As Attorney

NOVARTIS AM MERGER CORPORATION, as Merger Sub,
by
/s/ Keren Haruvi
Name: Keren Haruvi
Title: Authorized Signatory

by
/s/ Jonathan Emery
Name: Jonathan Emery
Title: Authorized Signatory

AVEXIS, INC., as the Company,
by
/s/ Sean P. Nolan
Name: Sean P. Nolan
Title: President & Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A
to
 Agreement and Plan of Merger

Offer Conditions

Notwithstanding any other term of the Offer or the Agreement and Plan of Merger to which this Exhibit A is attached, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered shares of Company Common Stock promptly after the termination or withdrawal of the Offer), pay for any shares of Company Common Stock tendered pursuant to the Offer unless (a) there shall have been validly tendered in the Offer and “received” by the “depositary” (as such terms are defined in Section 251(h) of the DGCL) and not properly withdrawn prior to the expiration of the Offer that number of shares of Company Common Stock (excluding for the avoidance of doubt all shares of Company Common Stock delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) which would represent one more share than 50% of the total number of shares of Company Common Stock outstanding at the time of the consummation of the Offer, including for the purposes of this calculation, the aggregate number of shares of Company Common Stock issuable to holders of Company Stock Options, Company Warrants, Company Restricted Stock Units and Company Performance Stock Units (the “Minimum Tender Condition”) and (b) any waiting period (or any extension thereof) applicable to the purchase of shares of Company Common Stock pursuant to the Offer and the consummation of the Merger under the HSR Act shall have expired or been terminated without the imposition of a Burdensome Condition.  Furthermore, notwithstanding any other term of the Offer or this Agreement, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject as aforesaid, to pay for any shares of Company Common Stock not theretofore accepted for payment or paid for if, at the expiration of the Offer, any of the following conditions exists:

                (i)  there shall be any Legal Restraint in effect preventing or prohibiting the consummation of the Offer or the Merger or imposing a Burdensome Condition;

                (ii)   (A) any representation and warranty of the Company set forth in Article III (other than those set forth in Sections 3.01, 3.02, 3.04, 3.08(a) and 3.20) shall not be true and correct at such time, except to the extent such representation and warranty expressly relates to a specified date (in which case on and as of such specified date), other than for such failures to be true and correct that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect (for purposes of determining the satisfaction of this condition, without regard to any qualifications or exceptions contained therein as to “materiality” or “Company Material Adverse Effect”), (B) any representation and warranty of the Company set forth in Section 3.02 (other than 3.02(e)) shall not be true and correct other than in de minimis respects at such time, except to the extent such representation and warranty expressly relates to a specified date (in which case on and as of such specified date) (C) any representation and warranty of the Company set forth in Sections 3.01, 3.02(e), 3.04 and 3.20 shall not be true and correct in all material respects at such time, except to the extent such representation and warranty expressly relates to a specified date (in which case on and as of such specified date), and (D) any representation and warranty of the Company set forth in Section 3.08(a) shall not be true and correct in all respects at such time;

                (iii)  the Company shall have failed to comply with or perform in all material respects all obligations to be performed by it as of such time under this Agreement;

                (iv)  the Company shall have failed to deliver to Parent a certificate signed by an executive officer of the Company, dated as of the date on which the Offer expires, certifying that the Offer Conditions specified in the preceding paragraphs (ii) and (iii) do not exist; or

                (v)  the Agreement shall have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate or modify the Offer in accordance with the terms and conditions of this Agreement.

The foregoing conditions are for the sole benefit of Parent and Merger Sub and, subject to the terms and conditions of this Agreement and the applicable rules and regulations of the SEC, may be waived by Parent and Merger Sub in whole or in part at any time and from time to time in their sole discretion (other than the Minimum Tender Condition and the Termination Condition).  The failure by Parent, Merger Sub or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.  Capitalized terms used in this Exhibit A and not otherwise defined herein shall have the meanings set forth in the Agreement and Plan of Merger to which this Exhibit A is attached.

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Exhibit B
to
 Agreement and Plan of Merger

Certificate of Incorporation of the Surviving Corporation

FIRST:  The name of the corporation is AveXis, Inc. (the “Corporation”).

SECOND:  The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, New Castle County, Delaware 19808.  The name of its registered agent at such address is Corporation Services Company.

THIRD:  The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (“Delaware Law”).

FOURTH:  The total number of shares of stock which the Corporation shall have authority to issue is 100, and the par value of each such share is $0.01, amounting in the aggregate to $1.00.

FIFTH:  The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SIXTH:  Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

SEVENTH:  The Corporation expressly elects not to be governed by Section 203 of Delaware Law.

EIGHTH:  (1) The liability of directors for monetary damages shall be eliminated to the fullest extent under applicable law.  If Delaware Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated to the fullest extent permitted by Delaware Law, as so amended.

(2)(a)           Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law.  The right to indemnification conferred in this ARTICLE EIGHTH shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law.  The right to indemnification conferred in this ARTICLE EIGHTH shall be a contract right.

 (b)           The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

 (3)           The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

 (4)           The rights and authority conferred in this ARTICLE EIGHTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

 (5)           Neither the amendment nor repeal of this ARTICLE EIGHTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

NINTH:  The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

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